UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Sumário

Message of the Chairman of the Board of Directors	2
Information on Shareholders’ Meetings	3
Quorum	3
Quorum for Resolutions	4
Exercise of Voting Rights	4
Common Shareholders	4
Voting separately for the Fiscal Council	4
Holders of American Depositary Receipts (ADRs)	4
Participation in the Shareholders’ Meetings	4
Attendance	4
Attorneys-in-fact	5
Participation by Remote Vote	6
Participation through the electronic voting platform	9
Call Notice	10
Special Shareholders’ Meeting	12
Proposal for the increase of the capital stock	12
Annual Shareholders’ Meeting	14
Proposal for the net income allocation of the fiscal year 2018	14
Proposal to elect members to compose the Fiscal Council	15
Appointment of candidates to compose the Fiscal Council formalized by preferred shareholders who are not members of the controlling block	16
Appointment of candidates to compose the Fiscal Council formalized by non-controlling common shareholders	17
Proposal for the overall Management compensation and social security amount	18
Proposal for the monthly compensation of the Fiscal Council’s effective members	19
Complementary Information	19
Attachment 14 required by Article 14 of CVM Instruction No. 481/09, regarding the capital stock increase	21
Legal and economic effects derived from the statutory amendment	25
Transcription of the Bylaws containing the current and proposed wordings	26
Attachment 9-1-II, regarding the allocation of net income for the year	42
Information about the candidates appointed by the controlling shareholders to compose the Fiscal Council	50
Information about the candidates appointed by the common shareholders to compose the Fiscal Council, not integrating the controlling block	54
Information about the candidates appointed by the preferred shareholders to compose the Fiscal Council, not integrating the controlling block	57
Management compensation	61
Specific power of attorney template for shareholders holding common shares	84
Specific power of attorney template for separate voting – shareholders holding preferred shares

Message of the Chairman of the Board of Directors

Cidade de Deus, Osasco, SP, February 7, 2019

Dear shareholders,

It is with great pleasure that I invite you to participate in the Special and Annual Shareholders' Meetings of Bradesco, which will be held, cumulatively, on March 11, 2019, at 4 p.m. In the Meetings, you will have the opportunity to discuss and vote on the matters set out in the Call Notice, which accompanies this Manual and will be disclosed in the official gazettes from tomorrow, February 8.

It is important to highlight that, if you are not able to attend the event, the exercise of your right to vote may be manifested to Bradesco either by power-of-attorney or Remote Voting Form, in accordance with the legislation in force, in addition to the electronic voting platform available. Any of these options will ensure the full participation of shareholders in the Meetings.

Aligned with our commitment with transparency and the democratization of information, you will find in this manual all the information and guidelines required by the applicable laws, as well as others that can assist you in the thorough examination of the matters that will be the object of resolution in the Shareholders’ Meetings and, consequently, for the best decision of your votes.

In order to give you enough time to examine the matters that will be submitted for your deliberation, all the documents required will be informed to the market on this date, 32 days prior to the meeting.

Certain that we will continue counting on your support, Bradesco is at your disposal for any further enquiries.

I wish you all a great event!

Banco Bradesco S.A.

Luiz Carlos Trabuco Cappi
Chairman of the Board of Directors

Complementary Information

Information on Shareholders’ Meetings

According to the Sole Paragraph of Article 131 of Law No. 6,404/76, the Special and Annual Shareholders’ Meetings may cumulatively be called and held at the same place, date and time, as well as drawn up in a single minutes.

Using this option, we summon Shareholders’ Meetings, cumulatively held on March 11, at 4 p.m., whose Call Notice, contained in this Manual, lists, separate and expressly, on the agendas all matters to be discussed in the Meetings, and no other matter pending approval by the shareholders shall be included.

The documents mentioned in Article 133 of Law No. 6,404/76, related to the fiscal year ended on December 31, 2018, are listed below:

I.          Management Report on the business and main administrative acts of the fiscal year ended;

II.        Financial Statements;

III.      Independent Auditors’ Report;

IV.      Fiscal Council’s Opinion; and

V.        Summary of the Audit Committee's Report.

•      they were available, on January 31, 2019, to investors in Brazil (B3 S.A. - Brasil, Bolsa, Balcão – www.b3.com.br; and CVM – Brazilian Securities and Exchange Commission – www.cvm.gov.br) and to investors abroad (NYSE and LATIBEX) and, henceforth, they can be viewed on the websites mentioned above, as well as on Bradesco’s website (banco.bradesco/ri); and

•      they were published, on February 5, 2019, in the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”.

All other documents referring to the Shareholders’ Meetings are part of this Manual and are at the disposal of shareholders at the Market Relations Department, Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, São Paulo, and may also be viewed on Bradesco, B3 and CVM websites, as given above.

Quorum

Pursuant to Article 125 of Law No. 6,404/76, save the exceptions provided for by law, the Shareholders’ Meeting will be installed, on first call, with the attendance of shareholders representing at least one quarter (1/4) of the voting capital stock and, on second call, it shall be installed with any number of shareholders.

The Special Shareholders’ Meeting, deciding on the amendment to the Bylaws, pursuant to Article 135 of Law No. 6,404/76, will be instated, on first call, with the attendance of shareholders representing at least two thirds (2/3) of the voting capital stock and, on second call, it may be instated with any number of shareholders.

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Complementary Information

Quorum for Resolutions

According to Article 129 of Law No. 6,404/76, the resolutions shall be taken by the absolute majority of votes, not counting blank votes.

Exercise of Voting Rights

Common Shareholders

Pursuant to Brazilian legislation and Bradesco’s Bylaws, common shareholders shall be entitled to vote on all matters listed in the Agenda, except for the separate election of candidates for members of the Fiscal Council that may be appointed exclusively by the preferred shareholders, pursuant to the following item.

Voting separately for the Fiscal Council

In relation to the election of members to compose the Fiscal Council, item 3 of the Annual Shareholders’ Meeting Agenda, Law No. 6,404/76 establishes the possibility for preferred shareholders and common shareholders, not part of the controlling block, to elect their candidates, in a separate vote, in which: a) the holders of preferred shares will be entitled to elect one (1) member and his/her respective alternate; and b) common shareholders will have the same right, as long as there is in the market at least ten percent (10%) or more of common shares issued by the Company.

Except for the provisions above, other common shareholders may elect the effective and alternate members that, in any case, shall be equal to the number of the member selected by minority shareholders, plus one.

Holders of American Depositary Receipts (ADRs)

The right to vote on the matters listed in the Agenda will be given to holders of American Depositary Receipts (ADRs), according to the types of shares (common or preferred) their ADRs represent.

The ADR holders will be properly instructed by The Bank of New York Mellon, the depositary financial institution of ADRs backed by Bradesco's shares.

Participation in the Shareholders’ Meetings

Attendance

The Company’s shareholders may take part in the Shareholders’ Meetings by attending the meetings at its headquarters and by casting their votes, according to the class of shares held by them (common and/or preferred) and the matters to be voted on.

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Complementary Information

Pursuant to the provisions in Article 126 of Law No. 6,404/76, shareholders must attend the Shareholders’ Meetings providing, in addition to their identification document, a certificate of ownership of the Company’s shares, issued by the depositary and/or custodian financial institution. Management recommends that such certificate of ownership be issued at least two (2) business days before the date of mentioned Shareholders’ Meetings.

Legal entities shareholders, such as Companies and Investment Funds, must be represented in accordance with their Bylaws, Articles of Incorporation or Charters, delivering the documents that evidence the good standing of the representation, having with them the Minutes of the election of Management, as the case may be, at the place and time indicated in the item below.

Shareholders without voting rights may attend the Shareholders’ Meeting and discuss all the matters submitted for resolution, in addition to the ones contained in item 3 of the Annual Shareholders’ Meeting.

Attorneys-in-fact

Shareholders may also be represented by an attorney-in-fact appointed not more than one year prior, provided that he/she is a shareholder, manager of Bradesco, lawyer or financial institution, being incumbent upon the investment fund manager to represent its condominium members, pursuant to Paragraph One of Article 126, of Law No. 6,404/76, and the power of attorney shall mandatorily bear a notarized signature of the grantor at the Notary. We also observe that the legal entities shareholders may be represented as set out in their bylaws/articles of incorporation. It is not mandatory that their attorneys be shareholders, managers of Bradesco, lawyers or a financial institution.

In order to help shareholders, the Power of Attorney Templates contained in this Manual may be used, in which case the attorney-in-fact shall vote in strict compliance with the instructions contained in the respective powers of attorney.

Optionally, the shareholders may also grant powers of attorney using different texts from those suggested herein, provided that they contain, expressly, the powers granted and the precise identification of both the shareholder and the attorney.

When the shareholder is represented by an attorney-in-fact, the good standing of the power of attorney will be verified before the beginning of the Shareholders’ Meetings, as well as the ownership of shares.

In order to speed up the process and facilitate the proceedings in the Meetings, we request that the certificate of ownership of the shares, the power of attorney and eventual voting declaration, at the shareholder’s discretion, are sent to the Company’s headquarters, preferably, with at least two (2) business days before the Shareholders’ Meetings, at Banco Bradesco S.A. – Secretaria Geral – Área Societária – Núcleo Cidade de Deus – Prédio Vermelho, 4º andar – Vila Yara – Osasco, SP, Brazil –  CEP 06029-900. A copy of the documentation may also be sent by email to governancacorp@bradesco.com.br.

Before being sent to Bradesco, corporate and representation documents of legal entities and investment funds written in a foreign language must be translated into Portuguese. The said translations must be registered in the Titles and Documents Registry (a certified translation is not required).

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Complementary Information

Participation by Remote Vote

As accounted for in Articles 21-A et seq. and pursuant to CVM Instruction No. 481/09, the Company's shareholders may also exercise their right to vote in shareholders' meetings through the remote voting process, to be formalized in a document named as "Remote Voting Form" (Form), whose template is available on the Corporate Governance area of Bradesco’s Investor Relations website (banco.bradesco/ri) or on the CVM – Brazilian Securities and Exchange Commission’s website (http://sistemas.cvm.gov.br/?CiaDoc).

Bradesco informs that:

✓  The common shareholders with positions held up to the date of the Meetings will be entitled to vote on all matters of the form, except in the separate vote for the election of the members of the Fiscal Council appointed EXCLUSIVELY by the minority shareholders who are holders of preferred shares;

✓  The minority shareholders who are holders of preferred shares with positions held up to the date of the Meetings are entitled to vote EXCLUSIVELY in the item of the Form regarding the separate vote process to elect members of the Fiscal Council appointed by the shareholder(s) holder(s) of such type of share.

The shareholder who decides to exercise their right to vote remotely must do so by one of the options described below:

I.          By delivering the Form, completed and signed, to one of Bradesco’s Branches

This option is intended exclusively for the shareholders with shares backed by Bradesco, as the registrar of shares issued by itself:

In order to offer a greater convenience to shareholders with a position in our Record Book of Shares, the entire Bradesco's Network of Branches in Brazil is available, during the business hours of the local bank, to take the necessary actions for the shareholder to exercise their remote voting right.

To do so, the shareholder must take the following measures:

✓  Access the Corporate Governance area of Bradesco's Investor Relations website (banco.bradesco/ri) or the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc), print the Form, fill it out, initial each page and sign it.

✓  With the Form completed, initialed and signed, as well as the documents listed in the table below, the shareholder must go to any Bradesco Branches, up until March 1, 2019, during the local bank's business hours, in order for the information in their Form, in their presence, to be transferred to Bradesco systems, receiving a proof of the completion of the voting process.

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Complementary Information

Documents to be presented at Bradesco’s branches, together with the Form	Individ.	Legal Entity	Inv. Fund
	X	X	X
Individual Taxpayers’ ID and Identity Card with photo of the shareholder or their legal representative [1]

	-	X	X
Articles of Incorporation or Bylaws consolidated and updated [2]

	-	X	X
A document that demonstrates the granting of powers, including representation, if applicable[2]

	-	-	X
Consolidated and updated fund regulation

(1)        Identity cards accepted: Identity Card, Identity Card of Foreigner, National Driving License, Passport and professional registration officially recognized.

(2)        For investment funds, documents of the manager and/or administrator, pursuant to the voting policy.

Before being forwarded to Bradesco Branches, corporate and representation documents of the legal entity and the investment funds drawn up in a foreign language must be translated into Portuguese. The said translations must be registered in the Titles and Documents Registry (a certified translation is not required).

Important: Forms received by the Bradesco’s Branches after the end of the bank’s business hours, on March 1, 2019, will be disregarded.

The Management highlights that the procedures above cannot be adopted for the holders of shares in custody at B3 and/or with any other custodian agent. In this case, the provisions of section II below must be observed.

II.        By vote instructions conveyed by the shareholders to its respective custody agents

This option is intended exclusively for the shareholders who own shares held in custody at B3. In this case, the remote voting shall be exercised by the shareholders in accordance with the procedures adopted by the Institutions and/or Brokers holding their positions in custody.

The holder of shares deposited at B3 that chooses to exercise their remote voting right must do so by forwarding their voting instructions to the Institution and/or Broker (Custody Agent) holding their shares in custody, subject to the rules set forth by the latter, which, as a result, shall forward such vote statements to the Central Depository of B3.

Given that the services to receive and convey the instructions to complete Form is optional for Custody Agents, we recommend that the shareholders verify if their custodian is entitled to provide such services and also check the procedures set forth by them to issue the voting instructions, as well as the documents and information required by them.

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Complementary Information

Bradesco informs that, if your Custody Agent does not provide the remote voting service, the shareholder will have the option to send their Form and applicable documents directly to the Company itself, pursuant to section III below.

III.      By forwarding its vote instruction directly to the Company

This option may be used by all shareholders of the Company, both the holders of shares deposited in Bradesco, as custodian of the shares of their own issuance, and those holders of shares deposited in B3:

In case the shareholder chooses to direct his or her voting orientation directly to the Company, the following deadlines must be observed:

Up to March 6, 2019	the shareholder may forward to the email governancacorp@bradesco.com.br a copy of the Form completed, initialed and signed as well as a copy of the documents indicated in the table below.
Up to March 7, 2019

Bradesco will confirm, also by email, the receipt of the Form and its acceptance or, in the case of the need to rectify the Form partially or completely, the necessary guidelines for the correct completion, advising them about any irregularity found in the documents indicated in the table below.

Up to March 8, 2019	the shareholder must return, via the email governancacorp@bradesco.com.br, the rectified Form and/or the remaining documents.

Whether it is sent in advance, according to the description in the table above, Bradesco requests that the shareholder should send, by post, a hard copy, of the Form together with hard copy of the documents indicated in the table below, for the timely receipt, by the cut-off date, which is March 8, 2019 (included), in its headquarters, at Núcleo Cidade de Deus, Prédio Vermelho, 4o andar, Vila Yara, Osasco, SP, Brasil - CEP 06029-900.

Certified Documents to be presented at the Company, together with the Form	Individ.	Legal Entity	Inv. Fund
	X	X	X
Individual Taxpayers’ ID and Identity Card with photo of the shareholder or their legal representative [1]

	-	X	X
Articles of Incorporation or Bylaws consolidated and updated [2]

	-	X	X
A document that demonstrates the granting of powers, including representation, if applicable[2]

	-	-	X
Consolidated and updated fund regulation

(1)           Identity cards accepted: Identity Card, Identity Card of Foreigner, National Driving License, Passport and professional registration officially recognized; and

(2)           For investment funds, documents of the manager and/or administrator, pursuant to the voting policy.

Before being sent to Bradesco, the corporate and representation documents of legal entities and investment funds written in a foreign language must be translated into Portuguese. The said translations must be registered in the Titles and Documents Registry (a certified translation is not required).

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Complementary Information

If the physical documentation indicated in the table above is not received in its headquarters by March 8, 2019, Bradesco will communicate to the shareholder that the votes cast via the Form will not be considered.

General Information

The Company highlights that:

✓  as established by Article 21-S of CVM Instruction No. 481/09, the Central Depositary of B3, upon receiving voting instructions by the shareholders through their respective custodian agents, will disregard any divergent instructions in relation to the same resolution that may have been issued by the same Individual or Corporate Taxpayer's ID;

✓  when the period for remote voting ends, the shareholder may not change the voting instructions already sent, unless they are present at the Shareholders’ Meetings or represented by proxy, through an explicit request to disregard the voting instructions sent through the Form, before the respective matter(s) is cast to vote.

Participation through the electronic voting platform

For investors with shares in custody in B3 or directly with the bookkeeper, in addition to the participation processes listed above, Bradesco also allows the exercise of the right to vote electronically free-of-charge.

Thus, the shareholder that so desires, must access the link www.proxyvoting.com.br, request access to the voting platform and provide the necessary information to confirm their status as a shareholder of Bradesco.

Bradesco emphasizes that the procedure should be completed at least 72 hours before the time of the Meetings, i.e. up until March 8, 2019, at 4 p.m.

Additional information can be obtained on the phones and email address contained on the website of the electronic platform mentioned above.

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Complementary Information

Call Notice

Banco Bradesco S.A.

Corporate Taxpayer's ID No. 60.746.948/0001-12 - Company Registration No. 35.300.027.795

Publicly-Held Company

Special and Annual Shareholders’ Meetings

We invite the Company’s shareholders to meet at the cumulatively Special and Annual Shareholders’ Meetings to be held on March 11, 2019, at 4 p.m., at the Company’s headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, SP, Prédio Vermelho, at Salão Nobre, 5o andar, for the resolutions listed below:

I.          Special Shareholders’ Meeting

1)        increase the capital stock by R$8,000,000,000.00, increasing it from R$67,100,000,000.00 to R$75,100,000,000.00, with bonus stock, by means of the capitalization of part of the balance of the “Profit Reserves – Statutory Reserve” account, according to the provisions of Article 169 of Law No. 6,404/76, by issuing 1,343,971,619 book-entry, registered shares, with no par value, of which 671,985,845 are common shares and 671,985,774 are preferred shares, to be attributed free of charge to shareholders at the ratio of 2 new shares to each 10 shares of the same type they hold on the base date, to be established after the approval of the process by the Central Bank of Brazil, with the consequent amendment to the “caput” of Article 6 of the Bylaws;

2)        change item “e” of Article 9 of the Bylaws, to adapt the term “Permanent Assets” to the “Non-Current Assets”, according to the legislation in force;

3)        change Article 21 of the Bylaws, pertinent to the term of office of the members of the Audit Committee, from five (5) to two (2) years;

4)        consolidate the Bylaws, with the amendments mentioned in items 1, 2 and 3 above.

II.        Annual Shareholders’ Meeting

1)        acknowledge the management accounts and examine, discuss and vote on the Financial Statements related to the fiscal year ended on December 31, 2018;

2)        resolve on the Board of Directors’ proposal for the allocation of the net income of the fiscal year 2018;

3)        elect the Fiscal Council’s members, observing the provisions of Articles 161 and 162 of Law No. 6,404/76;

4)        resolve, for the 2019 fiscal year, on the overall management compensation, as well as the amount to support the Pension Plan and the amount regarding the pension contributions to the INSS borne by the Company; and

5)        to resolve, for the 2019 fiscal year, on the remuneration of the effective members of the Fiscal Council, as well as on the amount corresponding to the contributions to the INSS that are borne by the Company.

___________________________________________________________________

Participation in the Meetings: pursuant to Article 126 of Law No. 6,404/76, and later amendments, in order to attend and resolve on the Shareholders’ Meetings, the shareholder must observe that:

•           in addition to the identification document, they must also provide a certificate of ownership of the shares issued by the Company, issued by the custodian financial institution. For the holder of book-entry shares held in custody at Bradesco, the presentation of said certificate is waived;

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Complementary Information

•           in the event of impossibility to attend the Shareholders’ Meetings, the shareholder may  be represented by an attorney-in-fact appointed not more than one year prior, provided that they are a shareholder, manager of the Company, lawyer or financial institution, it being incumbent upon the investment fund manager to represent their condominium members, observing that legal entities shareholders might also be represented according to their bylaws/articles of incorporation;

•           before being forwarded to Bradesco, the corporate and representation documents of legal entities and investment funds drawn up in a foreign language must be translated into Portuguese and their translation must be registered at the Titles and Documents Registry (a certified translation is not required);

•           in order to speed up the process and facilitate the proceedings in the Shareholders’ Meetings, we request that, at the discretion of shareholders, the certificate of ownership of the shares, the power of attorney and any voting declarations be sent to the Company’s headquarters, preferably at least two (2) business days before the Shareholders’ Meetings, at Banco Bradesco S.A. – General Secretariat – Corporate Area – Núcleo Cidade de Deus – Prédio Vermelho, 4º andar - Vila Yara - Osasco, SP – Brasil - CEP 06029-900. A copy of the documentation may still be forwarded, in advance, to the email governancacorp@bradesco.com.br;

•           in the case of opting to vote remotely, you must state your intention to vote, sending the said Remote Voting Form: 1) to the bookkeeper of the Company's shares through all Bradesco’s Branch Network; or 2) to your custodians that provide this service in the case of holders of shares deposited in the central depository; or 3) directly to the Company. For more information, see the rules set out in CVM Instruction No. 481/09 and the procedures described in the Form made available by the Company, as well as in the said Manual for Participation in the Special and Annual Shareholders’ Meetings (Manual);

•           for investors with shares in custody in B3 or directly with the bookkeeper, in addition to the participation processes listed above, Bradesco also allows the exercise of the right to vote electronically, up to 72 hours before the time of the Meetings, i.e. up to March 8, 2019, at 4 p.m. (for further information, check the Manual);

•           for more fluidity of the activities, the access of shareholders to the Salão Nobre of 5o andar (floor), where the Meetings will be held, will be authorized after 2 p.m., where any further enquiries related to the matters on the agenda to be deliberated can be discussed.

_____________________________________________________________________________

Documents made available to shareholders: all legal documents and further information necessary for the analysis and exercise of voting rights are available to shareholders at the Market Relations Department, in Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, São Paulo, and on the Bradesco websites (banco.bradesco/ri), of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresas-listadas.htm) and of CVM (http://sistemas.cvm.gov.br/?CiaDoc).

Eventual clarifications may be obtained on the Investor Relations website – banco.bradesco/ri – Corporate Governance, in the Bradesco’s Branches Network or via email governancacorp@bradesco.com.br.

Osasco, SP, February 7, 2019

Luiz Carlos Trabuco Cappi

Chairman of the Board of Directors

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Complementary Information

Special Shareholders’ Meeting

Proposal for the increase of the capital stock with a bonus of 20% in shares, with the subsequent change of the “caput” of Article 6 of the Bylaws, and for the partial amendment of the Bylaws

Proposal for the increase of the capital stock

Dear Shareholders,

The Board of Directors of Bradesco hereby submits, to be examined and resolved by you, proposals to:

1)        increase the capital stock by R$8,000,000,000.00, increasing it from R$67,100,000,000.00 to R$75,100,000,000.00, with bonus stock, through the capitalization of part of the balance of the "Profit Reserves - Statutory Reserve" account, pursuant to Article 169 of Law No. 6,404/76, issuing 1,343,971,619 registered book-entry shares with no par value, being 671,985,845 common shares and 671,985,774 preferred shares, which will be allocated free of charge to the shareholders in the proportion of 2 new shares for each 10 shares of the same type they hold on the base date, to be established after the approval of the process by the Central Bank of Brazil, observing:

I.           Goals: the bonus operation’s purpose is to: a) increase the liquidity of the shares in the market, considering that the greater amount of outstanding shares will possibly generate a growth in the business; b) enable an adjustment in the shares price, making the unit price more attractive and accessible to a larger number of investors; and c) improve the compliance of the balance of the profit reserve with the legal limits.

II.         Base date of Right to Bonus Stock: it will be announced to the market after the approval of the respective process by the Central Bank of Brazil.

III.       Trading: current shares will continue to be traded with the right to bonus and the new shares shall be available for trading after the approval of the said process by the Central Bank of Brazil and the inclusion in the position of the shareholders, which will be dealt with in a notice to the market.

IV.      Right to Shares with Bonus: will be entitled to dividends and/or interest on own capital that may be declared as of the date of their inclusion in the position of shareholders. They are also entitled, in full, to any benefits attributed to other shares as of the aforementioned date.

V.        Monthly Interest on Shareholders’ Equity: will be maintained at R$0.017249826 per common share and R$0.018974809 per preferred share (gross), with the payment for the net amount of R$0.014662352 per common share and R$0.016128588 per preferred share, after the deduction of tax income at the source of fifteen percent (15%). They will continue to be paid in accordance with the Systematics of Monthly Payment of Dividends/Interest on Equity. Income tax at the source does not apply to legal entities that are exempt from this tax.

Thus, the total amount paid monthly to the shareholders will have an increase of 20%, after the inclusion of the new shares into its position.

VI.      Fractions of Shares: the bonus will always occur in whole numbers. Shares remaining unsubscribed arising from the fractions of shares will be separated, grouped in whole numbers and sold in an auction to be held at B3 S.A. – Brasil, Bolsa, Balcão (B3). After the approval needed for the process by the Central Bank of Brazil and, prior to the sale, Bradesco will establish a period of no less than 30 days, during which the shareholders may transfer the fractions of shares, as provided for in Paragraph Three of Article 169 of Law No. 6,404/76. After the sale of the shares, the respective amounts will be made available to the shareholders entitled thereto. Other additional details will be announced to the shareholders in due course.

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Complementary Information

VII.    Cost of the Shares with Bonus: the cost attributed to the shares with bonus is of R$5.952506650 per share, regardless of the type, for the purposes of Article 10 of Law No. 9,249/95 (with new wording granted by Law No. 12,973/14), and Paragraph One of Article 58 of Instruction No. 1,585/15, of the Internal Revenue Service.

VIII.  Additional Procedures – Payment of Fractions of Shares: the amounts resulting from the fractions of shares will be made available to the shareholders as follows:

a)       to shareholders whose shares are deposited in the Company and with their registration and banking data up to date, through a credit to be made in the bank accounts at a Financial Institution appointed by them; and

b)       to those whose shares are deposited at B3, by means of the Institutions and/or Brokers that maintain their positions in custody.

Shareholders whose such data is not updated should seek a Bradesco Branch of their choice with their Individual Taxpayer's ID, their Identity Card and their proof of residence to update their registration data and receive the respective amounts to which they are entitled to.

2)        change item “e” of Article 9 of the Bylaws, in order to adapt the term “Permanent Assets” to “Non-Current Assets”, according to the legislation in force;

3)        change Article 21 of the Bylaws, pertinent to the term of office of the members of the Audit Committee, from five (5) to two (2) years, in order to standardize the term of office to the members of the Board of Directors and the Board of Executive Officers.

The new wording for the aforementioned statutory provisions are included in the Attachment Transcription of the consolidated Bylaws proposed and will be submitted for the approval of the Central Bank of Brazil.

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All other information required by Article 11 of CVM Instruction No. 481/09 can be found in the Attachment Detailing the origin and rationale of the statutory amendments proposed and analysis of their legal and economic effects. The information required by Article 14 of CVM Instruction No. 481/09 can be consulted in the Attachment related to the increase of the capital stock.

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Further information may be obtained in the Attachment related to the capital stock increase, according to Attachment 14 required by Article 14 of CVM Instruction no. 481/09.

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Complementary Information

Annual Shareholders’ Meeting

Proposal for the net income allocation of the fiscal year 2018

Dear shareholders,

Taking into account that Bradesco obtained during the year ended on December 31, 2018 the net income of R$19,084,952,954.44, the Board of Directors hereby submits, for examination and resolution, the proposal to allocate it as follows:

✓  R$954,247,647.73 for the "Profit Reserves - Legal Reserve" account;

✓  R$10,832,109,533.97 for the "Profit Reserves - Statutory " account;

✓  R$7,298,595,772.74 for the payment of interest on shareholders´ equity, of which:

•           R$2,633,595,772.74 has been paid; and

•           R$4,665,000,000.00 will be paid on March 8, 2019, reaffirming that a new distribution of interest on equity/dividends for 2018 will not be proposed to the Shareholders’ Meeting.

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Additional information may be found in the Attachment concerning the allocation of the net income of the fiscal year, in accordance with Attachment 9-1-II of CVM Instruction No. 481/09.

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Complementary Information

Annual Shareholders’ Meeting

Proposal to elect members to compose the Fiscal Council

Dear Shareholders,

Article 20 of the Company's Bylaws inform that the Fiscal Council shall be composed of three (3) to five (5) effective members and an equal number of alternates, shareholders or not.

Considering the provisions of letter “b” of Paragraph Four of Article 161 of Law No. 6,404/76, which gives to the shareholders with voting rights (except the minority shareholders, to whom applies letter “a” of Paragraph Four of the mentioned Article) the possibility to elect the majority of the members of the mentioned Body and their respective alternate members, acting as controlling shareholders, we hereby submit to you the proposal for the election of the Fiscal Council’s members, all with 1 year term of office, until the Annual Shareholders’ Meeting to be held in 2020, indicating to compose it:

Appointment	Effective Member	Alternate Member
Controlling Shareholders

Ariovaldo Pereira, Brazilian, married, accountant, Identity Card 5.878.122-5/SSP-SP, Individual Taxpayer’s ID 437.244.508/34, domiciled on Avenida Escola Politécnica, 942, Bloco C2, ap. 172, Rio Pequeno, São Paulo, SP, CEP 05350-000

João Batista de Moraes, Brazilian, married, lawyer, Identity Card 8.780.236/SSP-SP, Individual Taxpayer’s ID 863.025.078/04, domiciled on Avenida dos Autonomistas, 896, Torre Mykonos, sala 811, Osasco, SP, CEP 06020-010

Domingos Aparecido Maia, Brazilian, married, accountant, Identity Card 7.220.493-X/SSP-SP, Individual Taxpayer’s ID 714.810.018/68, domiciled on Rua Teixeira da Silva, 515, ap. 131, Paraíso, São Paulo, SP, CEP 04002-032

Nilson Pinhal, Brazilian, married, business administrator, Identity Card 4.566.669-6/SSP-SP, Individual Taxpayer’s ID 221.317.958/15, domiciled on Avenida Doutor Martin Luther King, 1.999, ap. 52, Edifício Lorys, Jardim Umuarama, Osasco, SP, CEP 06030-016

José Maria Soares Nunes, Brazilian, in stable union, accountant, Identity Card 10.729.603-2/SSP-SP, Individual Taxpayer’s ID 001.666.878/20, domiciled on Alameda Franca, 571, Residencial Alphaville 4, Santana de Parnaíba, SP, CEP 06542-010

Renaud Roberto Teixeira, Brazilian, married, businessman, Identity Card 3.022.895-5/SSP-SP, Individual Taxpayer’s ID 057.180.078/53, domiciled on Rua Edson, 291, ap. 61, Condomínio Edifício Place Saint Remy, Campo Belo, São Paulo, SP, CEP 04618-031

We clarify that the candidates filed at the Company’s headquarters a statement, under legal penalties, declaring that they are not prevented from performing the management of a commercial company due to criminal conviction and that they fulfill the conditions set forth in Article 162 of Law No. 6,404/76. Should they be elected, they will take office after their names are approved by the Central Bank of Brazil.

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For additional information, see the Résumés of those appointed for the Fiscal Council by the controlling shareholders, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480/09, in accordance with Attachment A of CVM Instruction No. 552/14.

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Complementary Information

Annual Shareholders’ Meeting

Appointment of candidates to compose the Fiscal Council formalized by preferred shareholders who are not members of the controlling block

Dear Shareholders,

Pursuant to item "a" of Paragraph Four of Article 161 of Law No. 6,404/76, below we make available the names and qualifications of the candidates appointed by non-controlling shareholders holders of preferred shares, to compose the Fiscal Council:

Appointment	Effective Member	Alternate Member
Alain Charles Edouard Moreau and family

Luiz Carlos de Freitas, Brazilian, married, accountant, Identity Card 7.580.603/SSP-SP, Individual Taxpayer’s ID 659.575.638-20, com domicílio na Avenida Miguel Frias e Vasconcelos, 1.200, apartamento 15, Jaguaré, São Paulo, SP, CEP 05345-000

João Batistela Biazon, Brazilian, married, businessman, Identity Card 549.241/SSP-PR, Individual Taxpayer’s ID 003.505.919/20, domiciled at Alameda dos Anapurus,  511,  apartamento 21, Moema, São Paulo, SP, CEP 04087-000

Aberdeen Asset Management PLC, itself and on behalf of the investment funds and portfolios managed by companies in its economic group

Walter Luis Bernardes Albertoni, Brazilian, married, lawyer, Identity Card 14.009.886/SSP-SP, Individual Taxpayer’s ID 147.427.468/48, domiciled at Rua Urussuí, 92, conjunto 91, Itaim Bibi, São Paulo, SP, CEP 04542-050

Reginaldo Ferreira Alexandre, Brazilian, married, economist, Identity Card 8.781.281/SSP-SP, Individual Taxpayer’s ID 003.662.408/03, domiciled at Rua Leonardo Mota, 66/122, Vila Indiana, São Paulo, SP, CEP 05586-090

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For additional information, see the Résumés of those appointed for the Fiscal Council by preferred shareholders who are not members of the controlling block, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480/09, in accordance with Attachment A of CVM Instruction No. 552/14.

We suggest the shareholder holding preferred shares that eventually already has the intention of constituting attorney-in-fact to represent him/her in the Annual Shareholders’ Meeting, use the attached power of attorney sample, in order to exercise his/her voting right.

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Complementary Information

Annual Shareholders’ Meeting

Appointment of candidates to compose the Fiscal Council formalized by non-controlling common shareholders

Dear shareholders,

Pursuant to item "a" of Paragraph Four of Article 161 of Law No. 6,404/76, below we made available the names and qualifications of the candidates appointed by non-controlling shareholders holders of common shares issued by the Company, to compose the Fiscal Council:

Appointment	Effective Member	Alternate Member
IGN Participações Ltda. and Magnat Participações Ltda.

João Sabino, Brazilian, married, lawyer, Identity Card 10.255.945-4/SSP-SP, Identity Card ID 989.560.358/49, domiciled at Avenida Doutor Cândido Motta Filho, 500, casa 6, Cidade São Francisco, São Paulo, SP, CEP 05351-000

João Carlos de Oliveira, Brazilian, married, business consultant, Identity Card 50.785.140-7/SSP-SP, Individual Taxpayer’s ID 171.602.609/10, domiciled at Avenida Doutor Martin Luther King, 980, apartamento 71, Torre Top, Jardim Umuarama, Osasco, SP, CEP 06030-003

PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil

Ivanyra Maura de Medeiros Correa, Brazilian, married, engineer, Identity Card 59.886.740-5/SSP-SP, Individual Taxpayer’s ID 009.092.797-48, domiciled at Alameda Ministro Rocha Azevedo, 726, 4º andar, Jardins, São Paulo, SP, CEP 01410-000

Cézar Manoel de Medeiros, Brazilian, married, economist, Identity Card M3627440/SSP-MG, Individual Taxpayer’s ID 006.688.346-68, domiciled at Alameda do Ipê Branco, 279, São Luiz, Belo Horizonte, MG, CEP 31275-080

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For additional information, see the Résumés of those appointed by non-controlling common shareholders to compose the Fiscal Council, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480/09, in accordance with Attachment A of CVM Instruction No. 552/14.

We suggest the non-controlling shareholder holding common shares that eventually already has the intention of constituting attorney-in-fact to represent him/her in the Annual Shareholders’ Meeting, use the attached power of attorney sample, in order to exercise their voting right.

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Complementary Information

Annual Shareholders’ Meeting

Proposal for the overall Management compensation and social security amount

The Board of Directors of the Company hereby submits for your examination and approval  a proposal for establishing the total compensation, social security funds and contributions to the INSS for the year 2019, in the total of up to R$ 995,000,000.00, of which:

a)        R$632,000,000.00, of which:      (i)    R$515,918,367.35, as fixed and variable compensation;

       (ii)   R$116,081,632.65, as contributions to INSS, borne by the Company; and

b)        R$363,000,000.00 to fund the management’s pension plan.

The Company clarifies that:

1)      In relation to the year 2018, the amount of the global compensation, social security funds and contributions to INSS is being increased by 31.8%.

The main indices justifying the increase proposed here are:

•    the positive change of 50.9% in the market value of Bradesco, achieved in the last 2 years, considering that in 2018 there was no increase in compensation funds;

•    the 30.2% increase in net income in the fiscal year 2018 compared to the year 2017;

•    the 19.0% profitability achieved in 2018, which is the highest in recent years;

•    the expectation of raising the guidance indexes disclosed for the year 2019 compared to 2018.

2)        in view of the guidelines of the Superintendence of Relations with Companies of the Brazilian Securities and Exchange Commission - CVM, consolidated in Report No. 238/2018-CVM/SEP/GEA, Bradesco, henceforth, will consider the contributions to the INSS to be borne to the Company. The Company clarifies that, until then, it did not include this amount in the proposal regarding the overall compensation of the Management submitted to the Annual Shareholders’ Meetings;

3)        the values proposed above are consistent with the great experience of the Management and their high level of knowledge on the Company, considering that the majority has made its career in the Organization itself, as well as the need to retain talents in an increasingly competitive market;

4)        it will be incumbent on the Remuneration Committee to continue assessing the corporate performance, the fulfillment of the objectives and the sustainability of the business, for the purpose of checking whether the results justify the distribution of the overall annual amount of the remuneration funds up to the limit proposed; and

5)        pursuant to item "p" of Article 9 of the Bylaws, the Board of Directors will decide the distribution of the annual overall remuneration, including the one related to the pension plan, to its own members and to the members of the Board of Executive Officers.

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For further details, check the Attachment Information on the Management Compensation, according to Item 13 of Attachment 24 of CVM Instruction no. 480/09.

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Complementary Information

Annual Shareholders’ Meeting

Proposal for the monthly compensation of the Fiscal Council’s effective members

The Company's Board of Directors is submitting, for your examination and approval, proposal for the individual compensation of the effective members of the Fiscal Council, for the fiscal year 2019, established at R$216,000.00/year, plus the individual amount/year of R$48,600.00 corresponding to the pension contributions to the INSS borne by the Company.

Finally, Bradesco clarifies that the amount proposed for the compensation:

1)        remained unchanged in relation to that which was approved in the Annual Shareholders' Meeting held in 2018. In compliance with the orientations of the Superintendence of Companies Relations of the Brazilian Securities and Exchange Commission – CVM, contained in the Report no. 238/2018-CVM/SEP/GEA, Bradesco, henceforth, will consider the amount corresponding to the contributions to INSS to be borne by the Company. The Company clarifies that, until then, it did not include in the propose regarding the overall compensation of the Fiscal Council submitted to the Annual Shareholders’ Meetings;

2)        meets the provisions of Paragraph Three of Article 162 of Law No. 6,404/76, which establishes that the remuneration for the Fiscal Council’s members will be determined by the Shareholders’ Meeting in which they are elected and that it cannot be lower, for each member in office, than ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer as fixed compensation, without the payment, according to current legislation, of benefits, expense account and participation in the Company’s profit sharing, or any other denomination; and

3)        the alternate members are remunerated only when they replace the Effective Members, in the cases of vacancy, absence or temporary impediments.

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For further details, check the Attachment Information on the Management Compensation, according to Item 13 of Attachment 24 of CVM Instruction no. 480/09.

Complementary Information

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Complementary Information

Complementary Information

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Complementary Information

Complementary Information

Attachment 14 required by Article 14 of CVM Instruction No. 481/09, regarding the capital stock increase

1.      State the amount of the increase and of the new capital stock

Increase of R$8,000,000,000.00, raising the capital stock from R$67,100,000,000.00 to R$75,100,000,000.00

2.    State if the increase will be carried out through: (a) the conversion of debentures or other debt securities into shares; (b) the exercise of the subscription rights or of the subscription warrant; (c) the capitalization of profits or reserves; or (d) the subscription of new shares

Increase through the capitalization of part of the balance of the "Profit Reserve - Statutory Reserve" Account, in accordance with the provisions of Article 169 of Law No. 6,404/76, with a bonus of 20% in shares.

3.    Explain in detail the reasons for the increase and its legal and economic consequences

The Capital Increase aims to increase the liquidity of the shares in the market, considering that a greater amount of outstanding shares may generate a growth in the business, may enable an adjustment in the shares price, making the unit price more attractive and accessible to a larger number of investors and also improve the compliance of the profit reserve’s balance with the legal limits.

The operation will produce:

legal effects solely by virtue of the assignment of ownership of 2 new shares to each 10 shares of the same type previously held, getting preserved the ownership of all shareholders, without distinction; and

economic effects arising from the increment of 20% in the total amount of interest on shareholders’ equity and/or dividends paid monthly, benefiting proportionally all shareholders. Will be held the monthly amount of interest on shareholders' equity and/or dividends per share, by changing the total amount due to the greater number of shares issued and received by the shareholders due to the bonus stock.

4.      Provide a copy of the Fiscal Council's opinion, if applicable

Full transcription of the Fiscal Council’s Opinion registered in Special Meeting of mentioned Body, held on February 7, 2019: “Fiscal Council's Opinion - Banco Bradesco S.A. – The undersigned, members of the Fiscal Council of Banco Bradesco S.A., according to the provisions in Section III of Article 163 of Law No. 6,404/76, proceeding with the examination of the Board of Directors’ Proposal to increase the capital stock by means of capitalization of reserves with 20% bonus stock and the consequent amendment to the “caput” of Article 6 of the Bylaws, registered in the Special Meeting, of said Body, held on this date, opine that the proposal will be analysed  by the shareholders  of the Company that meet in the Special Shareholders’ Meeting to be held on March 11, 2019, at 4 p.m. Cidade de Deus, Osasco, SP, February 7, 2019. ss) Ariovaldo Pereira, Domingos Aparecido Maia, José Maria Soares Nunes, João Carlos de Oliveira and Walter Luis Bernardes Albertoni.”

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Complementary Information

5.    In case of capital increase through the subscription of shares

It is not applicable since the capital stock increase will not be performed by subscription of shares, but through capitalization of profit reserves.

6.    In case of capital increase through the capitalization of profits or reserves

a.    Inform whether the face value of shares will be changed, if applicable, or whether new shares will be distributed among shareholders

The Company’s shares, pursuant to statutory provision, have no par value, including the ones to be issued as a result of the capital stock increase proposed. The 1,343,971,619 shares to be issued are attributed free of charge to shareholders, as bonus stock, in the proportion of 2 new shares to each 10 shares held of the same type the shareholders hold on the base date.

b.   Inform whether the capitalization of profits or reserves will take place with or without change to the number of shares in the companies with shares with no par value

The capitalization proposed herein will increase the number of shares issued by the Company as follows:

Number of shares	Current	Proposed
Common	3,359,929,223	4,031,915,068
Preferred	3,359,928,872	4,031,914,646
Total	6,719,858,095	8,063,829,714

c.  In the event of distribution of new shares

          i.          State the number of shares issued of each type and class

Number of Shares Issued by Type
Common	671,985,845
Preferred	671,985,774
Total	1,343,971,619

        ii.          Inform the percentage in shares to be received by shareholders

All shareholders will receive, as bonus stock, 20% of his/her stockholding position.

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Complementary Information

      iii.          Describe the rights, advantages and restrictions attributed to the shares to be issued.

Type	Rights	Advantages	Restrictions
Common

•  voting right;

• in case of a public offer arising from eventual sale of control of the Company, common shares that are not part of the controlling block shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controlling shareholders.

•   will be entitled to dividends and/or interest on own capital that may be declared as of the date of their inclusion in the position of shareholders. They are also entitled, in full, to any benefits attributed to other shares as of the aforementioned date.

• the conversion of common shares into preferred shares is not allowed.
Preferred

•  priority in the reimbursement of Capital Stock in the case of liquidation of the Company;

•  dividends ten percent (10%) higher than those attributed to common shares;

•  inclusion in a public offer arising from eventual sale of control of the Company, ensuring their holders to receive a price equal to eighty percent (80%) of the amount paid per common share in the controlling block.

		• as above.	• have no voting rights, except in the cases provided in law; • the conversion of preferred shares into common shares is not allowed.

      iv.          Inform the acquisition cost, in Reais per share, to be assigned so that the shareholders can attend the Article 10 of Law No. 9,249, of December 26, 1995

The cost attributed to the bonus shares is R$5.952506650 per share, regardless of the type of share.

        v.          Inform the treatment given to fractions, if applicable

The bonus share will always occur in whole numbers. The remaining shares resulting from fractions of shares will be separated, grouped into whole numbers and sold at an auction to be held at B3 S.A. – Brasil, Bolsa, Balcão, whose date will be determined after the process is duly approved by the Central Bank of Brazil (BACEN).

After approval by the Central Bank of Brazil and the realization of said auction, the respective amounts will remain available to shareholders entitled thereto.

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Complementary Information

d.  Inform the period set forth in Paragraph 3 of Article 169 of Law No. 6,404/76

Before the auction specified in item 6.c.v, the Company will establish a time limit of not less to thirty (30) days, during which the shareholders may transfer the fractions of shares.

e.  Inform and provide information and documents mentioned in item 5, when applicable

Not applicable.

7.    In case of capital increase by conversion of debentures or other debt securities into shares or through the exercise of subscription warrants

Not applicable.

8.    The provisions in items 1 to 7 of this Attachment shall not apply to capital increases arising from option plan, in which case the issuer must inform: “...”

Not applicable.

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Complementary Information

Legal and economic effects derived from the statutory amendment

Legal and economic effects derived from the statutory amendment

The proposed amendment of the "caput" of Article 6 of the Bylaws arises from the capital stock increase of Bradesco through the capitalization of existing profit reserves and subsequent issuance of shares that shall be allocated free of charge to the shareholders, as a bonus, at a ratio of 2 new shares for every 10 shares of the same type that they hold on the base date. The Management of Bradesco foresees that the mentioned statutory amendment will produce:

✓   legal effects: solely by virtue of the assignment of ownership of two (2) new shares to each ten (10) shares of the same type previously held, getting preserved the ownership of all shareholders, without distinction; and

✓   economic effects: arising from the increment of 20% in the total amount of interest on shareholders’ equity and/or dividends paid monthly, benefiting proportionally all shareholders. Will be held the monthly amount of interest on shareholders' equity and/or dividends per share, by changing the total amount due to the greater number of shares issued and received by the shareholders due to the bonus stock.

With respect to other statutory amendments:

1)        in item "e" of Article 9, to amend the term “Permanent Assets” to “Non-Current Assets”, according to the legislation in force;

✓  Legal and/or economic effects are not expected, once the amendment is only an adaptation to the terms of Law No. 6,404/76, updated by Law No. 11,941/09;

2)        in Article 21, change the term of office of the members of the Audit Committee from five (5) years to two (2) years, in order to standardize the term of office of the members of the Board of Directors and the Board of Executive Officers.

✓  Legal and/or economic effects are not expected, once the amendment is just to adapt the term of office currently practiced for the Company’s Management.

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Complementary Information

Transcription of the Bylaws with the amendments to be submitted to resolution of shareholders at the Special Shareholders’ Meeting

Transcription of the Bylaws containing the current and proposed wordings

Current Wording	Wording Proposed
Section I - Organization, Duration and Headquarters	No amendments
Article 1) Banco Bradesco S.A., a publicly-held company, hereinafter referred to as the Company, is governed by these Bylaws.	No amendments

Sole Paragraph - With the admission of the Company on June 26, 2001, in the special listing segment called Level 1 of Corporate Governance of B3 S.A. - Brasil, Bolsa, Balcão (B3), the Company, its shareholders, managers and members of the Fiscal Council are subject to the provisions of the Corporate Governance Level 1 Listing Regulation of the B3 (Level 1 Regulation). The Company, its managers and shareholders must also observe the provisions of the Regulation for Listing of Issuers and Admission to Trading of Securities, including the rules concerning the withdrawal and exclusion of trading of securities admitted to trading on Organized Markets managed by B3.

No amendments
Article 2) The Company’s term of duration is indefinite.	No amendments
Article 3) The Company’s headquarter and jurisdiction are located in the administrative center called “Cidade de Deus”, in Vila Yara, city and judicial district of Osasco, State of São Paulo.	No amendments

Article 4) The Company may set up or close Branches in the Country, at the discretion of the Board of Executive Officers, and Abroad, upon the additional approval of the Board of Directors, hereinafter referred to as the Board, which shall also be responsible for approving the incorporation and/or closure of any other Areas/Subsidiaries of Bradesco outside the national territory.

No amendments
Section II - Corporate Purpose	No amendments
Article 5) The Company’s corporate purpose is to perform general banking activities, including foreign exchange transactions.	No amendments
Section III - Capital Stock

Article 6) The capital stock is R$67,100,000,000.00 (sixty-seven billion and one hundred million reais), divided into 6,719,858,095 (six billion, seven hundred and nineteen million, eight hundred and fifty-eight thousand, ninety-five) book-entry, registered shares, with no par value, of which 3,359,929,223 (three billion, three hundred and fifty-nine million, nine hundred and twenty-nine thousand, two hundred and twenty-three) are common shares and 3,359,928,872 (three billion, three hundred and fifty-nine million, nine hundred and twenty-eight thousand, eight hundred and seventy-two) are preferred shares.

Article 6) The capital stock is R$75,100,000,000.00 (seventy-five billion and one hundred million reais), divided into 8,063,829,714 (eight billion, sixty-three million, eight hundred and twenty-nine thousand, seven hundred and fourteen reais) book-entry, registered shares, with no par value, of which 4,031,915,068 (four billion, thirty-one million, nine hundred and fifteen thousand, sixty-eight) are common shares and 4,031,914,646 (four billion, thirty-one million, nine hundred and fourteen thousand, six hundred and forty-six) are preferred shares.

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Complementary Information

Transcription of the Bylaws containing the current and proposed wordings

Paragraph One - Common shares will provide to its holders the rights and privileges provided for by law. In case of a public offer arising from the transfer of the Company’s control, the common shares that are not part of the controlling block shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controlling shareholders.

No amendments
Paragraph Two - Preferred shares will have no voting rights, but will entitle their holders to the following rights and privileges:	No amendments
a) priority in the reimbursement of capital stock in case of liquidation of the Company;	No amendments
b) dividends ten percent (10%) higher than those attributed to common shares;	No amendments

c) inclusion in a public offer arising from the transfer of control of the Company, entitling their holders to receive a price equal to eighty percent (80%) of the amount paid per common share in the controlling block.

No amendments

Paragraph Three - In the event of a capital increase, at least fifty per cent (50%) of the capital will be paid at the time of subscription and the remaining amount will be paid through a Board of Executive Officers’ call, as per legal precepts.

No amendments

Paragraph Four - The Company’s shares are all book-entry, being kept into deposit accounts in the Company, issued in favor of their holders, without issuance of certificates, whereby the shareholders may be charged for the cost of the service regarding the transfer of ownership of these shares.

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Complementary Information

Transcription of the Bylaws containing the current and proposed wordings

Paragraph Five – The following actions will not be permitted:	No amendments
a) conversion of common shares into preferred shares and vice versa;	No amendments
b) issue of participation certificates.	No amendments
Paragraph Six - The Company may, upon the authorization of the Board, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and posterior sale.	No amendments
Section IV - Management	No amendments
Article 7) The Company will be managed by a Board of Directors and a Board of Executive Officers.	No amendments

Paragraph One - The positions of Chairman of the Board of Directors and Chief Executive Officer cannot be cumulated by the same person, except for the assumptions of vacancy which shall be purpose of specific disclosure to the market and to which measures shall be taken to fill in respective positions within one hundred and eighty (180) days.

No amendments

Paragraph Two - The investiture of members of the Board of Directors and Board of Executive Officers shall be subject to the previous signature of the Management Statement of Consent, pursuant to Level 1 Regulation, as well as the compliance with applicable legal requirements.

No amendments

Paragraph Three - The members of the Board of Directors and of the Board of Executive Officers will have a unified mandate term of two (2) years, wherein reelection is permitted, which will extend until the investiture of new elected managers.

No amendments

Paragraph Four - Notwithstanding the provisions of the preceding Paragraph, the members of the Board of Executive Officers shall exercise their terms only until the day on which they reach sixty-five (65) years of age.

No amendments
Section V - Board of Directors	No amendments

Article 8) The Board of Directors will be constituted by six (6) to ten (10) members elected by the Shareholders’ Meeting, who will choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, one (1) Chairman and one (1) Vice-Chairman.

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Complementary Information

Transcription of the Bylaws containing the current and proposed wordings

Paragraph One - The Board’s decisions will only be valid if supported by the absolute majority of the effective members, including the Chairman, who will have the casting vote, in the event of a tie.	No amendments

Paragraph Two - The participation of any member, absent for justifiable reason will be admitted, by means of teleconference or videoconference or by any other means of communication that can ensure the effectiveness of his/her participation, with his/her vote considered valid for all legal purposes.

No amendments

Paragraph Three - In the event the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice-Chairman will take over. In the absence or temporary unavailability of the Vice-Chairman, the Chairman will appoint a substitute among other Board members. In the event of a vacancy of the Vice-Chairman’s position, the Board will appoint a substitute, who will serve for the time remaining to complete the term of office of the replaced member.

No amendments

Paragraph Four - In the event of temporary or permanent leave of any other member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard to the precepts of law and of these Bylaws.

No amendments
Article 9) In addition to the duties set forth by law and these Bylaws, the Board's responsibilities and duties include the following:	No amendments
a) to ensure that the Board of Executive Officers is always rigorously capable of performing its duties;	No amendments
b) to make sure that the corporate business is being conducted with probity, in order to preserve the Company’s credibility;	No amendments
c) to maintain management continuity, whenever possible, which is highly recommended for the stability, prosperity and security of the Company;	No amendments
d) to establish the general guidelines of the Company’s business, as well as to resolve on the constitution and performance of Operational Portfolios;	No amendments

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Complementary Information

Transcription of the Bylaws containing the current and proposed wordings

e) to authorize, in cases of operations with companies not composing the Bradesco Organization, the acquisition, disposal and encumbrance of assets composing the Permanent Assets and nonpermanent equity interest of the Company and its direct and indirect subsidiaries, when referring to amounts higher than one percent (1%) of their respective Shareholders’ Equity;

e) to authorize, in cases of operations with companies not composing the Bradesco Organization, the acquisition, disposal and encumbrance of assets composing the Non-current Asset and nonpermanent equity interest of the Company and its direct and indirect subsidiaries, when referring to amounts higher than one percent (1%) of their respective Shareholders’ Equity;

f) to decide on trades involving shares issued by the Company, in accordance with Paragraph Six of Article 6;	No amendments
g) to authorize the granting of any kind of donation, contribution or aid, regardless of the beneficiary;	No amendments
h) to approve the payment of dividends and/or interest on shareholders’ own capital proposed by the Board of Executive Officers;	No amendments

i) to submit to Shareholders’ Meeting appreciation proposals aiming at increasing or reducing the capital stock, share grouping, bonuses or splits, merger, incorporation or spin-off transactions and reforms in the Company’s Bylaws;

No amendments

j) to manifest themselves in relation to any public offer having as object shares or securities that can be converted or exchanged for shares of the Company, which shall contain, among other relevant information, the opinion of the Management about the possible acceptance of the public offer and of the economic value of the Company;

No amendments
k) to manifest themselves on corporate events which may give rise to a change of control, determining if they ensure fair and equitable treatment to shareholders of the Company;	No amendments
l) to deliberate upon associations, involving the Company or its Subsidiaries, including participation in shareholders’ agreements;	No amendments
m) to approve the investment of resources resulting from fiscal incentives;	No amendments
n) to examine and resolve on budgets and financial statements submitted by the Board of Executive Officers;	No amendments
o) to assume decision-making powers on specific matters of the Company’s interest and to deliberate upon defaulting cases;	No amendments

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Complementary Information

Transcription of the Bylaws containing the current and proposed wordings

p) limited to the overall annual amount approved by the Shareholders’ Meeting, to distribute the compensation and social security amounts of the Managers;	No amendments

q) to authorize, whenever necessary, the representation of the Company by a member of the Board of Executive Officers individually or by an attorney, in which case a respective mandate will indicate what actions may be practiced;

No amendments
r) to establish the remuneration of the Audit Committee members, observing the market parameters; and	No amendments

s) to approve the Corporate Report on Internal Controls Conformity and determine the adoption of strategies, policies and measures focused on the diffusion of a controlling and risk mitigation culture.

No amendments

Sole Paragraph - The Board of Directors may assign special duties to the Board of Executive Officers and to any of its members, as well as establishing committees to deal with specific matters in the scope of the Board of Directors.

No amendments
Article 10) The Chairman of the Board shall preside the meetings of the Body, subject to the provisions of the Paragraph Three of Article 8.	No amendments
Sole Paragraph - The Chairman of the Board may call the Board of Executive Officers and participate, together with other Board members, in any of its meetings.	No amendments

Article 11) The Board shall meet regularly six (6) times per year, and in special sessions when the interests of the company so require, convened by its Chairman or half of the other active members, whereby the minutes should be drawn up of each meeting held.

No amendments
Section VI – Board of Executive Officers	No amendments

Article 12) The Company’s Board of Executive Officers is elected by the Board of Directors, and will be composed of eighty-three (83) to one hundred and eight (108) members, distributed, at the Board's discretion, as follows: i) seventeen (17) to twenty-seven (27) Executive Officers, with one (1) Chief Executive Officer and sixteen (16) to twenty-six (26) Officers distributed among the positions of Executive Vice-President, Managing Officer and Deputy Officer; and ii) sixty-six (66) to eighty-one (81) Officers, distributed among the positions of Department Officer, Officer and Regional Officer.

No amendments

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Complementary Information

Transcription of the Bylaws containing the current and proposed wordings

Paragraph One – The Board of Directors shall establish, in the first meeting of the Body that takes place after the Annual Shareholders’ Meeting that elected them, and whenever necessary, the number of officers to be elected, designating them, by name, within the positions in the “caput” of this Article, subject to the provisions of Paragraph One of Article 7 and the requirements of Articles 17, 18 and 19 of the present Bylaws.

No amendments

Paragraph Two - The requirements provided for in Articles 18 and 19 may be exceptionally waived by the Board of Directors up to the limit of one fourth (¼) of the positions of the Board of Executive Officers, except in relation to the Officers appointed to the positions of Chief Executive Officer and Executive Vice-President.

No amendments

Article 13) The Officers shall manage and represent the Company, having powers to bind it in any acts and agreements of its interest. The Officers may condescend and waive rights and acquire, sell and encumber assets, observing the provisions of Paragraph Four of this Article and item “e” of Article 9 of the present Bylaws.

No amendments

Paragraph One - Which due reservation to the exceptions expressly set forth herein, the Company will only be bound by the joint signatures of at least two (2) Officers, one of whom will be the Chief Executive Officer or Executive Vice-President.

No amendments

Paragraph Two – The Company may also be represented by at least one (1) officer and one (1) attorney, or by at least two (2) attorneys, jointly, especially consisting of two (2) officers, as described in the previous paragraph, in which case the respective power of attorney will establish their powers, the acts they may practice and its duration.

No amendments
Paragraph Three - The Company may be also severally represented by any member of the Board of Executive Officers or by attorney with specific powers, in the following cases:	No amendments

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Complementary Information

Transcription of the Bylaws containing the current and proposed wordings

a) powers of attorney with "ad judicial" clause, assumption in which the power of attorney may have an indeterminate duration and be empowered;	No amendments
b) receive judicial or extrajudicial summons or services of process;	No amendments
c) participation in biddings;	No amendments

d) representation in Shareholders’ Meetings or Quotaholders’ Meetings of companies or investment funds in which the Company holds interest, as well as of entities in which it is partner or affiliated company;

No amendments
e) representation in public agencies and authorities, provided that this does not imply the assumption of responsibilities and/or liabilities by the Company;	No amendments
f) in “legal testimonies”.	No amendments
g) before the certifying entities to obtain digital certificates.	No amendments
Paragraph Four - Department Officers, Officers and Regional Officers are prohibited from practicing acts that imply the sale and encumbrance of assets and rights of the Company.	No amendments
Article 14) In addition to the regular duties conferred upon them by law and by the present Bylaws, each member of the Board of Executive Officers will have the following responsibilities:	No amendments

a)                 the Chief Executive Officer shall: (i) coordinate the execution of the strategic plan outlined by the Board of Directors; (ii) promote the distribution of responsibilities and of the areas the Executive Officers are responsible for; (iii) supervise and coordinate, directly, the actions of the Executive Vice-Presidents and, indirectly, of the other members of the Board of Executive Officers; and (iv) preside over the meetings of the Board of Executive Officers;

No amendments

b) Executive Vice-Presidents shall: (i) cooperate with the CEO in the performance of his/her duties; (ii) replace, when appointed by the Board of Directors, the CEO in his absence or temporary impediment; and (iii) supervise and coordinate, directly, the actions of the Managing Officers and, indirectly, of the other members of the Board of Executive Officers, in the scope of their reporting line;

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Complementary Information

Transcription of the Bylaws containing the current and proposed wordings

c) Managing Officers shall: perform the duties assigned to them, supervising and coordinating the actions of the officers that are in the scope of their reporting line;	No amendments
d) Deputy Officers shall: perform the duties assigned to them, supervising and coordinating the actions of the officers that are in the scope of their reporting line;	No amendments
e) Department Officers shall: conduct the activities of the Departments they work for;	No amendments
f) Officers shall: perform the duties assigned to them;	No amendments
g) Regional Officers: guide and supervise the Service Points under their jurisdiction and perform the duties assigned to them.	No amendments

Article 15) The Board of Executive Officers will hold general meetings on a weekly basis, and special meetings whenever necessary. The decisions taken will only be valid when more than half of the effective members attend the respective meeting. The presence of the Chief Executive Officer or his substitute, who will have the casting vote in the case of a tie, is obligatory. The special meetings will be held whenever called by the Chairman of the Board, the Chief Executive Officer or by half of other Executive Officers.

No amendments
Article 16) In the event of vacancy, absence or temporary unavailability of the Chief Executive Officer, it will be responsibility of the Board of Directors to appoint his substitute.	No amendments

Article 17) To exercise the position of Officer it is necessary to dedicate themselves to the Company and observe its internal rules, where the exercise of other activities that conflict with the objectives of the Company is forbidden.

No amendments

Article 18) To be eligible to the position of Executive Officer, the candidate must, on the date of the election, belong to the staff of employees or managers of the Company or associated companies for more than ten (10) years, uninterruptedly, observing the provisions of the Paragraph Two of Article 12 of these Bylaws.

No amendments

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Complementary Information

Transcription of the Bylaws containing the current and proposed wordings

Article 19) To be eligible to the position of Department Officer, Officer and Regional Officer the candidate must, on the date of the election, belong to the staff of employees or managers of the Company or associated companies, observing the provisions of the Paragraph Two of Article 12 of these Bylaws.

No amendments
Section VII - Fiscal Council	No amendments
Article 20) The Fiscal Council, whose operation will be permanent, will be constituted by three (3) to five (5) effective members and an equal number of alternates.	No amendments
Section VIII - Audit Committee	No amendments

Article 21) The Company will have an Audit Committee constituted by three (3) to five (5) members, of recognized technical competence, being one (1) Coordinator, appointed and dismissible by the Board of Directors, with a five (5) year term of office, extending up to the investiture of new members appointed.

Article 21) The Company will have an Audit Committee constituted by three (3) to five (5) members, of recognized technical competence, being one (1) Coordinator, appointed and dismissible by the Board of Directors, with a two (2) year term of office, extending up to the investiture of new members appointed.

Paragraph One - The members of the Audit Committee may only return to integrate the Body after, at least, three (3) years from the end of the last reappointment allowed.	No amendments

Paragraph Two - Up to one-third (⅓) of the members of the Audit Committee may be reappointed to the body to a single consecutive term only, dispensing the interstitium provisioned in the Paragraph One.

No amendments
Paragraph Three - In addition to those provided for by law or regulations, these are also attributions of the Audit Committee:	No amendments
a) to recommend to the Board of Directors the company to be hired for rendering independent auditing services, its respective remuneration, as well as, its replacement;	No amendments
b) to review financial statements including notes, management reports and independent auditors’ report, prior to their disclosure to the market;	No amendments

c) to evaluate the effectiveness of both internal and independent audits regarding the fulfillment of legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes;

No amendments

d) to evaluate the fulfillment, by the Company’s Board of Executive Officers, of recommendations made by either internal or independent auditors, as well as recommending to the Board of Directors the resolution of eventual conflicts between external auditors and the Board of Executive Officers;

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Complementary Information

Transcription of the Bylaws containing the current and proposed wordings

e) to establish and announce the procedures for the acceptance and treatment of information related to noncompliance with legal and regulatory requirements applicable to the Company, in addition to regulations and internal codes, including the recommendation of specific procedures to protect the provider and the confidentiality of the information;

No amendments
f) to recommend to the Company’s Board of Executive Officers correction or improvement in policies, practices and procedures included in its attributions;	No amendments
g) to hold meetings, at least on a quarterly basis, with the Company’s Board of Executive Officers and internal and independent auditors;	No amendments

h) to verify, during its meetings, the fulfillment of its recommendations and/or explanations for its questions, including the planning of respective auditing works. Minutes of all meetings shall be drawn up;

No amendments
i) to establish operating rules for its functioning;	No amendments
j) to meet with the Fiscal Council and the Board of Directors, upon their request to discuss policies, practices and procedures identified under the scope of their respective incumbencies.	No amendments

Paragraph Four - The member of the Audit Committee may be removed by the Board of Directors at any time during the term of their mandate, in cases of conflict of interest, noncompliance with the obligations inherent to their position or if they have a performance below that expected by the Organization.

No amendments
Section IX - Remuneration Committee	No amendments

Article 22) The Company will have an organizational component referred to as Remuneration Committee, which shall act on behalf of all Institutions making up Bradesco Organization, composed of three (3) to seven (7) members, appointed and dismissible from office by the Board of Directors, with two (2) year term of office, and one of them shall be designated Coordinator.

No amendments

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Complementary Information

Transcription of the Bylaws containing the current and proposed wordings

Paragraph One - Members will be appointed among members of the Board of Directors except for one (1) member who necessarily will be non-manager.	No amendments

Paragraph Two - The members of the Board of Directors and the non-manager member, if they are Bradesco Organization’s employees, will not be compensated for the exercise of their position as members of the Remuneration Committee. When the members are not employees, when appointed, they will have compensation set forth by the Board of Directors, according to market parameters.

No amendments

Paragraph Three - The members of the Remuneration Committee may be re-elected and they are forbidden to remain in office during a term exceeding ten (10) years. Only after the completion of this term, this member may return to the Committee, after elapsing, at least, three (3) years.

No amendments
Paragraph Four - The Committee shall aim at assisting the Board of Directors on the management compensation policy, pursuant to prevailing laws.	No amendments
Section X - Ombudsman	No amendments

Article 23) The Company will have an organizational component of Ombudsman, which will act on behalf of all Institutions of the Bradesco Organization authorized by the Central Bank of Brazil, with one (1) person responsible in the position of Ombudsperson, who will be appointed by the Board of Directors, with a term of office of two (2) years, reelection allowed.

No amendments

Paragraph One - The Ombudsman cannot be linked to an organizational component of Bradesco Organization in a way that indicates a conflict of interest or duties, like the bargaining units of product and services, the unit responsible for risk management and executive body of the internal audit's activity.

No amendments
Paragraph Two – A manager or employee of Bradesco Organization may be appointed as Ombudsperson if he or she has:	No amendments

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Complementary Information

Transcription of the Bylaws containing the current and proposed wordings

a) a bachelor’s degree;	No amendments
b) extensive knowledge of the activities developed by the institutions represented and its products, services, processes, systems etc.;	No amendments

c) functional capacity to assimilate the issues that are submitted to the Ombudsman, carry out administrative consultations to sectors whose activities were questioned and direct the answers for the questions presented;

No amendments
d) technical and administrative conditions to comply with other requirements arising from the regulations published on the activities of the Ombudsman.	No amendments
Paragraph Three - The Ombudsman’s duty shall be the following:	No amendments

a) to ensure the strict compliance with the legal and regulatory rules concerning consumer rights and to act as a communication channel between the Institutions under the “caput” of this Article, customers and users of products and services, including in the mediation of conflicts;

No amendments

b) receive, register, provide guidance, analyze and give formal and appropriate treatment to complaints from customers and users of products and services of the Institutions under the “caput” of this Article which were not solved through the usual service carried out by branches or any other service stations;

No amendments
c) provide the necessary clarifications and notify the claimants on the progress of their demands and the measures adopted;	No amendments

d) inform the claimants of the deadline for the final answer, which may not exceed ten (10) business days and may be extended, exceptionally and in a justified manner, only once for an equal period, with the number of extensions limited to ten percent (10%) of the total number of demands on the month, and the complainant should be informed of the reasons for the extension;

No amendments
e) forward a conclusive answer to the demand of the claimants until the period stated in item "d";	No amendments
f) propose to the Board of Directors remedial or improvement measures for procedures and routines based on the analysis of the complaints received;	No amendments

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Complementary Information

Transcription of the Bylaws containing the current and proposed wordings

g) every six months, prepare and submit to the Board of Directors, the Audit Committee and the Internal Audit a quantitative and qualitative report on the Ombudsman's operation, including the proposals mentioned in item "f", when existing, and keeping them informed of the result of the measures adopted by the institution's management to address them.

No amendments

Paragraph Four - In its absence or temporary disability, the Ombudsperson will be replaced by an official member of the Ombudsman, who meets the requirements of Paragraph Two of this Article. In case of vacancy, the Board will appoint a replacement for the remaining term of office who will complete the term of office of the person replaced.

No amendments

Paragraph Five - The Ombudsman may be dismissed by the Board of Directors at any time during its term of office in cases of noncompliance with the obligations of its office or if it presents a performance below that expected by the Organization.

No amendments
Paragraph Six - The Company:	No amendments
a) will maintain adequate conditions for the functioning of the Ombudsman, as well as for its actions to be based on transparency, independence, impartiality and exemption;	No amendments

b) will ensure the Ombudsman's access to the information necessary to prepare the appropriate response to the complaints received, with full administrative support, and may request information and documents for the exercise of its activities.

No amendments
Section XI – Shareholders’ Meetings	No amendments
Article 24) The Annual and Extraordinary Shareholders’ Meetings will be:	No amendments
a) called by sending to the shareholders a minimum thirty (30)-day notice;	No amendments
b) conducted by the Chairman of the Board, or by his statutory substitute or even by a person nominated by the current Chairman, who will invite one or more shareholders to act as Secretaries.	No amendments

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Complementary Information

Transcription of the Bylaws with the amendments to be submitted to resolution of shareholders at the Special Shareholders’ Meeting

Transcription of the Bylaws containing the current and proposed wordings

Section XII - Fiscal Year and Income Distribution	No amendments
Article 25) The fiscal year coincides with the civil year, ending on December 31.	No amendments

Article 26) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of other balance sheets for shorter periods of time, including monthly balance sheets.

No amendments
Article 27) The Net Income, as defined in Article 191 of the Law No. 6,404/76, accounted at every six-month or in the annual balance sheet will be allocated in the following order:	No amendments
I. constitution of the Legal Reserve;	No amendments

II. constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting;

No amendments

III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee to the shareholders, at every fiscal year, as amendatory minimum dividend, thirty percent (30%) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of the “caput” of Article 202 of the Law No. 6,404/76.

No amendments

Paragraph One - The Board of Executive Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially semiannual and monthly dividends, resulting from Retained Earnings or existing Profits Reserves.

No amendments

Paragraph Two - The Board of Executive Officers may, also, subject to the approval of the Board, authorize the distribution of profits to shareholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.

No amendments

Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Section III of the “caput” of this Article.

No amendments

Article 28) The Net Income balance, recorded after the aforementioned distributions, will have the destination proposed by the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting, and may be fully allocated to Statutory Profit Reserves one hundred percent (100%), in order to maintain an operating margin that is compatible with the development of the Company’s active operations, up to the limit of ninety-five percent (95%) of the Company’s paid-in capital share amount.

No amendments

Sole Paragraph - In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest in shareholders’ equity in an amount in excess of the mandatory dividend established in Article 27, Section III, and/or retention of profits pursuant to Article 196 of the Law No. 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article will be determined after the full deduction of such allocations.

No amendments

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Complementary Information

Attachment 9-1-II, regarding the allocation of net income for the year

Attachment 9-1-II of the CVM Instruction No. 481/09, regarding the net income allocation of the year

1.      Inform the annual net income

The net income for 2018 was R$19,084,952,954.44

2.      State the total amount and the amount per share of dividends, including interim dividends and interest on own equity already declared

Description	Value (R$)	Amount per common share (R$)		Amount per preferred share (R$)
		Gross	Net of Withholding Income Tax	Gross	Net of Withholding Income Tax
Monthly Interest on Shareholders’ Equity paid from February 2018 to January 2019	1,421,595,772.74	0.206997912	0.175948225	0.227697708	0.193543052
Interim Interest on Shareholders’ Equity of the first half declared on June 29, 2018, paid on July 16, 2018	1,212,000,000.00	0.172465322	0.146595524	0.189711854	0.161255076
Complementary Interest on Shareholders’ Equity declared on December 21, 2018, to be paid on March 8, 2019	4,665,000,000.00	0.663820730	0.564247621	0.730202804	0.620672383
Overall Number of Dividends and Interest on Shareholders’ Equity related to the year 2018	7,298,595,772.74	1.043283964	0.886791370	1.147612366	0.975470511

3.      State the percentage of net income distributed for the year

Description	Value (R$)	Percentage
Net Income for the Year 2018	19,084,952,954.44
Legal Reserve	954,247,647.73
Basis of Calculation of Dividends / Interest on Shareholders’ Equity	18,130,705,306.71
Interest on Shareholders’ Equity Paid	2,633,595,772.74
Interest on Shareholders’ Equity to be Paid	4,665,000,000.00
Total Gross Interest on Shareholders’ Equity	7,298,595,772.74
Withholding Income Tax on Interest on Shareholders’ Equity(*)	1,094,789,365.91
Total Net Amount of Interest on Shareholders’ Equity	6,203,806,406.83	34.2171%

(*) Withholding Income Tax does not consider exempt / immune shareholders

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Complementary Information

4.      Inform the overall amount and the amount per share of dividends distributed based on income of previous years

The distribution of dividends based on the income of previous years was not proposed.

5.      Inform, deducting the dividends already paid and interest on own equity already declared:

a.         The gross amount of dividends and interest on capital, separately, per share of each type and class

Not applicable, given that no new dividends or interest on own equity will be declared.

b.        The method and term of payment of dividends and interest on own equity

Not applicable, given that no new dividends or interest on own equity will be declared.

c.         Any restatement and interest on dividends and interest on own equity

Not applicable, given that no new dividends or interest on own equity will be declared.

d.        Date of the statement of the payment of dividends and interest on own equity considered for the identification of shareholders entitled to receive them

Not applicable, given that no new dividends or interest on own equity will be declared.

6.      If there has been a statement of dividends or interest on own equity based on the net income recorded in the semiannual balance sheets or shorter periods

a.         State the amount of dividends or interest on own equity already declared

1.        R$1,421,595,772.74, regarding the Monthly Interest on Shareholders’ Equity, paid on the dates contained in the table of item b.1 below;

2.        R$1,212,000,000.00, regarding the Interim Interest on Shareholders’ Equity, declared on June 29, 2018 and paid on July 16, 2018;

3.        R$4,665,000,000.00, concerning the Complementary Interest on Shareholders’ Equity declared on December 21, 2018, to be paid on March 8, 2019.

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Complementary Information

b.        State the date of the respective payments

1.        See the following table with payments of gross monthly interest on Shareholders’ Equity, at the amount of R$1,421,595,772.74:

Payment date	Reference Month	Amount per share (R$)
		Common		Preferred
		Gross	Net	Gross	Net
February 1, 2018	January	0.017249826	0.014662352	0.018974809	0.016128588
March 1, 2018	February
April 2,2018	March
May 2, 2018	April
June 1, 2018	May
July 2, 2018	June
August 1, 2018	July
September 3, 2018	August
October 1, 2018	September
November 1, 2018	October
December 3, 2018	November
January 2, 2019	December

2.      the value referring to Interim Interest on Shareholders’ Equity, in the amount of R$1,212,000,000.00, was paid on July 16, 2018;

3.      the amount concerning the Complementary Interest on Shareholders’ Equity, totaling R$4,665,000,000.00, will be paid on March 8, 2019.

7.      Provide a comparative table indicating the following amounts per each type and class of share:

a.      Net income for the year and of the three (3) previous years

Year	Amount in R$
2018	2.85
2017	2.19
2016	2.25
2015	2.57

Note: book net income per share from 2015 to 2017 was adjusted by the bonus stock process that occurred in March 2018 to allow comparability.

b.      Dividends and interest on own equity distributed in the three (3) previous years

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Complementary Information

Year 2017	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax (R$) (15%)	Amount (R$) paid Net
	Common	Preferred
Monthly Interest on Shareholders’ Equity (paid from February 2017 to January 2018)	0.206997	0.227698	1,282,344,268.60	192,351,640.29	1,089,992,628.31
Intermediary Interest on Shareholders’ Equity of the first half (paid on July 17, 2017)	0.172494	0.189743	1,102,000,000.00	165,300,000.00	936,700,000.00
Complementary Interest on Shareholders’ Equity (paid on March 8, 2018)	0.754465	0.829911	4,820,000,000.00	723,000,000.00	4,097,000,000.00
Total accrued on December 31, 2017	1.133956	1.247352	7,204,344,268.60	1,080,651,640.29	6,123,692,628.31

Year 2016	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax (R$) (15%)	Amount (R$) paid Net
	Common	Preferred
Monthly Interest on Shareholders’ Equity (paid from February 2016 to January 2017)	0.206998	0.227698	1,165,781,491.26	174,867,223.69	990,914,267.57
Intermediary Interest on Shareholders’ Equity of the first half (paid on July 18, 2016)	0.172525	0.189777	1,002,000,000.00	150,300,000.00	851,700,000.00
Extraordinary Interest on Shareholders’ Equity (paid on March 8, 2017)	0.571124	0.628236	3,317,000,000.00	497,550,000.00	2,819,450,000.00
Complementary Interest on Shareholders’ Equity (paid on March 8, 2017)	0.256721	0.282394	1,491,000,000.00	223,650,000.00	1,267,350,000.00
Total accrued on December 31, 2016	1.207368	1.328105	6,975,781,491.26	1,046,367,223.69	5,929,414,267.57

Year 2015	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax (R$) (15%)	Amount (R$) paid Net
	Common	Preferred
Monthly Interest on Shareholders’ Equity (paid from February 2015 to January 2016)	0.211702	0.232873	1,068,763,689.47	160,314,553.42	908,449,136.05
Interim Interest on Shareholders’ Equity of the first half (paid on July 17, 2015)	0.172629	0.189892	912,000,000.00	-	912,000,000.00
Complementary Interest on Shareholders’ Equity (paid on March 1, 2016)	0.767707	0.844477	4,054,200,000.00	608,130,000.00	3,446,070,000.00
Total accrued on December 31, 2015	1.152038	1.267242	6,034,963,689.47	768,444,553.42	5,266,519,136.05

8.      In case of allocation of profits to the legal reserve

a.      Identify the amount allocated to the legal reserve

The amount allocated to the legal reserve was R$954,247,647.73

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Complementary Information

b.      Explain in detail the manner of calculation of the legal reserve

The allocation of a portion of net income to legal reserve is established in Article 193 of Law No. 6,404/76 and has the purpose of ensuring the integrity of the capital stock.

Five percent (5%) of the net income of the year 2018, in the amount of R$19,084,952,954.44, was allocated to the legal reserve.

On December 31, 2018, the amount of the legal reserve was R$8,494,262,740.78, which was equivalent to approximately 12.66% of the Company’s paid up capital on the same date.

9.      If the company owns preferred shares entitled to fixed or minimum dividends

  Describe the method for calculation of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

  Inform on whether the income for the year is sufficient for full payment of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

  Identify whether any unpaid installment is cumulative

The Company has no preferred shares entitled to fixed or minimum dividends.

  Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares

The Company has no preferred shares entitled to fixed or minimum dividends.

  Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares

The Company has no preferred shares entitled to fixed or minimum dividends.

10.  In relation to the mandatory dividend

  Describe the method of calculation provided in the Bylaws

The method of calculation is provided in the Articles 26 and 27 of the Bylaws, transcribed as follows:

“Article 26) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of balance sheets for shorter periods of time, including monthly balance sheets.

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Complementary Information

Article 27)   The Net Income, as defined in Article 191 of the Law No. 6,404/76, accounted at every six-month or in the annual balance sheet will be allocated in the following order:

I.                    constitution of the Legal Reserve;

II.                  constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting;

III.                payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on shareholders’ equity referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee to the shareholders, at every fiscal year, as a mandatory minimum dividend, thirty percent (30%) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of mentioned Law No. 6,404/76.

Paragraph One - The Board of Executive Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially semiannual and monthly dividends, resulting from Retained Earnings or existing Profits Reserves.

Paragraph Two - The Board of Executive Officers may, also, subject to the approval of the Board, authorize the distribution of profits to shareholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.

Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Section III of the “caput” of this Article.”

  Inform whether it is being fully paid

The mandatory dividend is being fully paid.

  Inform the amount eventually withheld

The Company has no dividends withheld.

11.  If there is retention of mandatory dividend due to the company’s financial situation

  Inform the amount withheld

There will be no withholding of any amount relating to the mandatory dividend.

  Describe, in detail, the financial situation of the company, including aspects related to the analysis of liquidity, working capital and positive cash flows

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Complementary Information

There will be no withholding of any amount relating to the mandatory dividend.

  Justify the withholding of dividends

There will be no withholding of any amount relating to the mandatory dividend.

12.  If there is allocation of income to the reserve for contingencies

  Identify the amount allocated to the reserve

There is no proposal for the allocation of the net income to the reserve of contingencies.

  Identify the loss considered probable and its cause

There is no proposal for the allocation of the net income to the reserve of contingencies.

  Explain why the loss was considered probable

There is no proposal for the allocation of the net income to the reserve of contingencies.

  Justify the reserve

There is no proposal for the allocation of the net income to the reserve of contingencies.

13.   If there was the allocation of profits to the reserve of profits to be realized

  Inform the amount allocated to the reserve of profits to be realized

There is no proposal for the allocation of net income to the reserve of profits to be realized.

  Inform the nature of unrealized profits that originated the reserve

There is no proposal for the allocation of net income to the reserve of profits to be realized.

14.   If there was the allocation of profits to the statutory reserves

  Describe the statutory clauses that establish the reserve

Pursuant to the legislation, the Article 28 of the Bylaws establishes that the net income balance, determined after all statutory allocations, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved on at Shareholders’ Meeting, one hundred percent (100%) may be allocated to the Profits Reserve – Statutory, aiming to maintain the operating margin compatible with the development of the Company’s operations, up to the limit of ninety-five percent (95%) of the amount of the paid up capital stock.

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Complementary Information

In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on own equity in an amount in excess of the mandatory dividend established in Article 27, Section III, of the Bylaws, and/or retention of profits pursuant to Article 196 of the Law No. 6,404/76 (with amendments of the Law No. 10,303/01), the Net Income balance for the purpose of constituting the reserve will be determined after the full deduction of such allocations.

  Identify the amount allocated to the reserve

The amount allocated to the reserve is R$10,832,109,533.97

  Describe how the amount was calculated

The amount of R$10,832,109,533.97 is the result of the Net Income for the Year, deducted from the Legal Reserve and of Interest on Own Equity paid and payable to the shareholders, as stated below:

Description	Value (R$)
Net Income for the Year 2018	19,084,952,954.44
Legal Reserve	954,247,647.73
Interest on Shareholders’ Equity paid	2,633,595,772.74
Interest on Shareholders’ Equity to be paid	4,665,000,000.00
Amount Allocated to the Statutory Reserves	10,832,109,533.97

15.   If there was the retention of profits provided for in the capital budget

  Identify the amount withheld

There is no proposal for the retention of profits provided in the capital budget.

  Provide a copy of the capital budget

There is no proposal for the retention of profits provided in the capital budget.

16.   If there was the allocation of profits for tax incentives

  State the amount allocated to the reserve

There is no proposal for the allocation of net income for the tax incentive reserve.

  Explain the nature of the allocation

There is no proposal for the allocation of net income for the tax incentive reserve.

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Complementary Information

Information about the candidates appointed by the controlling shareholders to compose the Fiscal Council

Information about the candidates appointed by the controlling shareholders to compose the Fiscal Council, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480/09, pursuant to the provisions of Attachment A of CVM Instruction No. 552/14.

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:
a. name:	Ariovaldo Pereira	João Batista de Moraes
b. date of birth:	July 16, 1952	September 13, 1957
c. occupation:	Accountant	Lawyer
d. Individual Taxpayer's ID (CPF):	437.244.508-34	863.025.078-04
e. elected office held:	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
f. election date:	March 11, 2019
g. investiture date:	in the last years it occurred about 45 days after the election (investiture takes place only after homologation by the Brazilian Central Bank).
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2020.
i. other positions held in the issuer	None.
j. elected by the controlling shareholder:	Yes.
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:

Yes, it is an independent Fiscal Council member, elected by the Shareholders, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify compliance with their legal and statutory duties.

l. number of consecutive terms:	2	0
m. information on:
i. main professional experiences during the last 5 years, indicating:
company:	Banco Bradesco S.A.	Bradespar S.A.
core business:	Banks	Management and participation company – Mineral Extraction
position:	Member of the Fiscal Council. From September 2009 to January 2016, he held the position of Executive Superintendent.	Effective Member of the Fiscal Council

if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer

	This is the issuer itself.	Yes
company:	Bradespar S.A.	National Financial System Resource Council - CRSFN
core business:	Management and participation company – Mineral Extraction	Body part of the structure of the Ministry of Economy
position:	Effective Member of the Fiscal Council	Alternate Member (representing the Brazilian Association of Consortium Administrators - ABAC - indicated by Bradesco Consórcios Ltda.)

if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer

	Yes	Not applicable
company:	Elo Participações S.A.	-
core business:	The purpose of the Company is to participate in other companies, simple or business, national or foreign, as partner, shareholder or quotaholder.
position:	Effective Member of the Fiscal Council

if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer

Yes
company:	Elo Serviços S.A.	-
core business:	Solutions/Payment Options. Participation in other companies Brand licensing
position:	Effective Member of the Fiscal Council

if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer

No
ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations.
n. description of any of the following events that have occurred during the last 5 years:
i. any criminal conviction	No criminal conviction
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM
iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	100%	0%

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Complementary Information

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:
a. name:	Domingos Aparecido Maia	Nilson Pinhal
b. date of birth:	March 31, 1952	January 21, 1948
c. occupation:	Accountant	Business Administration
d. Individual Taxpayer's ID (CPF):	714.810.018-68	221.317.958-15
e. elected office held:	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
f. election date:	March 11, 2019
g. investiture date:	in the last years it occurred about 45 days after the election (investiture takes place only after homologation by the Brazilian Central Bank).
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2020.
i. other positions held in the issuer	None.
j. elected by the controlling shareholder:	Yes.
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:

Yes, it is an independent Fiscal Council member, elected by the Shareholders, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify compliance with their legal and statutory duties.

l. number of consecutive terms:	13	9
m. information on:
i. main professional experiences during the last 5 years, indicating:
company:	Banco Bradesco S.A.	Banco Bradesco S.A.
core business:	Banks	Banks
position:	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council

if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer

	This is the issuer itself.	This is the issuer itself.
ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations.
n. description of any of the following events that have occurred during the last 5 years:
i. any criminal conviction	No criminal conviction
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM
iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	100%	0%

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Complementary Information

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:
a. name:	José Maria Soares Nunes	Renaud Roberto Teixeira
b. date of birth:	April 11, 1958	April 25, 1943
c. occupation:	Accountant	Businessman
d. Individual Taxpayer's ID (CPF):	001.666.878-20	057.180.078-53
e. elected office held:	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
f. election date:	March 11, 2019
g. investiture date:	in the last years it occurred about 45 days after the election (investiture takes place only after homologation by the Brazilian Central Bank).
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2020.
other positions held in the issuer	None.
elected by the controlling shareholder:	Yes.
if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:

Yes, it is an independent Fiscal Council member, elected by the Shareholders, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify compliance with their legal and statutory duties.

number of consecutive terms:	4	13
m. information on:
i. main professional experiences during the last 5 years, indicating:
company:	Banco Bradesco S.A.	Banco Bradesco S.A.
core business:	Banks	Banks
position:	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council

if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer

	This is the issuer itself.	This is the issuer itself.
ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations.
n. description of any of the following events that have occurred during the last 5 years:
i. any criminal conviction	No criminal conviction
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM
iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	100%	0%

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Complementary Information

Information about the candidates appointed by the common shareholders to compose the Fiscal Council, not integrating the controlling block

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Complementary Information

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:
a. name:	João Carlos de Oliveira	João Sabino
b. date of birth:	June 28, 1952	January 19, 1956
c. occupation:	Business Consultant	Lawyer
d. Individual Taxpayer's ID (CPF):	171.602.609-10	989.560.358-49
e. elected office held:	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
f. election date:	March 11, 2019 (estimated)
g. investiture date:	in the last years it occurred about 45 days after the election (investiture takes place only after homologation by the Brazilian Central Bank).
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2020.
other positions held in the issuer	None.
elected by the controlling shareholder:	No.
if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:

Yes, it is an independent Fiscal Council member, elected by the Shareholders, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify compliance with their legal and statutory duties.

number of consecutive terms:	5	He was not a member in the last year
m. information on:
i. main professional experiences during the last 5 years, indicating:
company:	Banco Bradesco S.A.	Banco Bradesco S.A.
core business:	Banks	Banks
position:	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council

if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer

	This is the issuer itself.	This is the issuer itself.
ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations.
n. description of any of the following events that have occurred during the last 5 years:
i. any criminal conviction	No criminal conviction
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM
iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	100%	0%

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Complementary Information

Ivanyra Correia

Elected Latin American top businesswomen by Latin Business Chronicle – Latin Trade Group, Ivanyra Correia has over twenty-five years of working experience. Ms. Correia is currently independent board member of the largest government-owned information technology company in Brazil, called Serpro. Formally board member of Zurich Reinsurance Company, Ivanyra held statutory board director positions at the following companies: Penske Logistics, which used to belong to General Electric; the French Group Fnac and the Brazilian subsidiaries of Zurich Insurance Company. Previously, she was Latin American Superintendent of the Mexican group called Amanco; General Finance Manager of Votorantim Group, one of the largest Latin American family owned conglomerates and Latin American Vice President for Bank of America. Native in Portuguese, fluent in English and Spanish, Ivanyra holds an MBA from The Wharton School and a bachelor’s degree in engineering from one of the top Brazilian Universities, Federal University of Rio de Janeiro. Ivanyra is certified as Board of Director and Fiscal Council (Advisory Board) by Brazilian Inst. of Corporate Governance (IBGC).

Cezar Manoel de Medeiros

Cezar Manoel de Medeiros holds a bachelor's degree in Economic Sciences by FACE - Department of Economic Sciences of Minas Gerais Federal University  (UFMG), with specialization in Rural Development Projects by  Desarrollo Económico Institute and Specialization in Corporate Finance by INSEAD - Fontaneblau / France, Master's Degree in Economics by FACE - Department of Economic Sciences, Minas Gerais Federal University  (UFMG) and Ph.D. in Economics by IE-UFRJ Institute of Economics, Rio de Janeiro Federal University . Cezar Manoel was Director of Economic and Social Development at João Pinheiro Foundation; member of the Board of Directors and Vice President of Finance at ACESITA; member of the Board of Directors and Fiscal Council at Cia. Belgo Mineira; member of the Board of Directors at Arcelor Mittal; Director of Regional Development of  Minas Gerais Institute of Integrated Development  - INDI; Executive Director at Mineira de Parcerias S / A - EMIP; General Superintendent of BB-BI; Advisor of Brazilian Institute of Corporate Governance - IBGC and Senior Advisor of DEVEX Board of Directors .

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Complementary Information

Information about the candidates appointed by the preferred shareholders to compose the Fiscal Council, not integrating the controlling block

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:
a. name:	Luiz Carlos de Freitas	João Batistela Biazon
b. date of birth:	September 2, 1952	July 12, 1944
c. occupation:	Accountant	Businessman
d. Individual Taxpayer's ID (CPF):	659.575.638-20	003.505.919-20
e. elected office held:	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
f. election date:	March 11, 2019 (estimated)
g. investiture date:	in the last years it occurred about 45 days after the election (investiture takes place only after homologation by the Brazilian Central Bank).
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2020.
other positions held in the issuer	None.
elected by the controlling shareholder:	No.
if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:

Yes, it is an independent Fiscal Council member, elected by the Shareholders, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify compliance with their legal and statutory duties.

number of consecutive terms:	They were not members in the last year
m. information on:
i. main professional experiences during the last 5 years, indicating:
company:	Banco Bradesco S.A.	Banco Bradesco S.A.
core business:	Banks	Banks
position:	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council

if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer

	This is the issuer itself.	This is the issuer itself.
ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations.
n. description of any of the following events that have occurred during the last 5 years:
i. any criminal conviction	No criminal conviction
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM
iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction

12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office

They were not members in the last year

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Complementary Information

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:
a. name:	Walter Luis Bernardes Albertoni	Reginaldo Ferreira Alexandre
b. date of birth:	September 29, 1968	March 7, 1959
c. occupation:	Lawyer	Economist
d. Individual Taxpayer's ID (CPF):	147.427.468-48	003.662.408-03
e. elected office held:	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
f. election date:	March 11, 2019 (estimated)
g. investiture date:	in the last years it occurred about 45 days after the election (investiture takes place only after homologation by the Brazilian Central Bank).
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2020.
other positions held in the issuer	None.
elected by the controlling shareholder:	No.
if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:

Yes, it is an independent Fiscal Council member, elected by the Shareholders, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify compliance with their legal and statutory duties.

number of consecutive terms:	2	2
m. information on:
i. main professional experiences during the last 5 years, indicating:
company:

•         partner of Albertoni Sociedade de Advogados (provision of legal services and legal consulting, 2007 – current);

•         Legal Advisor of the Association of Capital Markets Investors – AMEC (nonprofit association, dedicated to the defense of shareholders rights and interests not integrating the controlling block and investors, 2006 – current);

•         Member of the Fiscal Council of Banco Bradesco S.A. (Multiple Bank, 2017);

•         Member of the Fiscal Council of Indústrias Romi S.A. (machine industry, 2017 – current)

•         Member of Audit Committee of DATAPREV S.A. (2018-current);

•         Alternate Member of the Board of Directors of Mahle Metal Leve S.A. (auto parts, 2017 – current)

•         Alternate Member of the Fiscal Council of Ser Educacional (Post-secondary and Graduate Programs, 2015 – current);

•         Alternate Member of the Fiscal Council of SANEPAR S.A. (water treatment an public sanitation Programs, 2017 – current);

•         Member of the Fiscal Council of Petróleo Brasileiro S.A. – PETROBRÁS (petroleum industry, 2013 – 2018);

•         Member of the Board of Directors of Paranapanema S.A. (production of copper and byproducts, 2016 – August/2017);

•         Member of the Fiscal Council of Bradespar S.A. (holding, 2016);

•         Alternate Member of the Fiscal Council of MILLS S.A. (engineering products and services, 2016);

•         Alternate Member of the Board of Resources of the National Financial System (2012 – 2015).

•         Officer of ProxyCon Consultoria Empresarial, company dedicated to the advisory activities and provision of services in the capital market, finances and corporate governance areas, among 2003 and 2017;

•         Member of the Committee of Accounting Pronouncements (CPC) - Agency formulator of Brazilian accounting rules – since its foundation, in 2005;

•         Alternate Member of the Board of Directors of Mahle Metal Leve S.A., auto parts company, since April, 2017);

•         Effective Member, currently, of the Fiscal Council of the following Public Companies:

-          Companhia de Saneamento do Paraná - Sanepar -, water and sanitation sector company (elected in April, 2017 and re-elected in April, 2018);

-          Petrobrás S.A., of gas and oil sector (elected in April, 2013 an re-elected in April, 2014, 2015, 2016, 2017 and 2018);

-      Ser Educacional S.A., of education sector (collegium´s president, elected in April, 2015 and re-elected in April, 2016, 2017 and 2018).

•         Alternate Member, currently, of the Boards of the following Public Companies:

-          Banco Bradesco S.A. (alternate member of the Fiscal Council, elected in March, 2017 and re-elected in March, 2018);

-          CPFL Energia S.A., energy sector company (alternate member of the Fiscal Council, elected in February, 2017 and re-elected in April, 2018);

-          Ex-member of Audit Committee of Paranapanema S.A.(2017), company dedicated to mining and metallurgy.

•         Ex-Member of the Fiscal Councils of the following Companies:

-          BRF S.A. (food sector company, elected in April, 2015 and re-elected in April, 2016);

-          Aliansce Shopping Centers S.A. (elected in April, 2014 and re-elected in April, 2015);

-          Cremer S.A., of the health and personal hygiene products sector (president of the Fiscal Council; elected in April, 2011 an re-elected  in April, 2012);

-          Iochpe Maxion S.A., auto parts company (elected in April 2013 and re-elected in April, 2014, 2015, 2016 and 2017);

-          Movida S.A., of the rent of cars sector (elected in January, 2017);

-          Paraná Banco S.A. (elected in April, 2011 and re-elected in April, 2012, 2013, 2014 and 2015);

-          Tecnisa S.A., construction company (elected in April, 2011 and re-elected in April, 2012);

-       Tele Norte Celular Participações S.A., telephone company (elected in April, 2006 and re-elected in April, 2007);

-          Unipar Carbocloro S.A., petrochemistry company  (elected in April, 2012 and re-elected in April, 2013 and in April, 2015);

-          Bradespar S.A., holding (alternate member; elected in April, 2012);

-          Companhia Siderúrgica Belgo-Mineira, now called Arcelor Mittal (alternate member; elected in April, 2004 and re-elected in April, 2005);

-          Grendene S.A., plastic shoes manufacturer (alternate member; elected in April, 2012 and re-elected in April, 2013, 2014);

-          Indústrias Romi, of the capital goods sector (alternate member, elected in April, 2015);

-          Grazziotin S.A., of the retail sector (alternate member, elected in April, 2015);

-          SLC Agrícola (alternate member; elected in April, 2013 and re-elected in April, 2014, 2015);

-          Ex-President of the Brazilian Association of Investment Analysts and Professionals of the Capital Markets – APIMEC, elected for the period 2015-2016);

-        Ex-President of the Brazilian Association of Investment Analysts and Professionals of the Capital Markets – APIMEC, São Paulo section, elected for the period 2011-2012).

core business:
position:

if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer

Not applicable
ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations.
n. description of any of the following events that have occurred during the last 5 years:
i. any criminal conviction	No criminal conviction
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM
iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	100%	0%

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Complementary Information

Information on the Management Compensation and Monthly Compensation of the Effective Members of the Fiscal Council, in the terms of Item 13 of Attachment 24 of CVM Instruction No. 480/09

 Management compensation

13.1 - Description of the policy or compensation practice, including the Non-Statutory Board of Executive Officers

a)     Objectives of the policy or practice of compensation informing if the compensation policy was formally approved, responsible body for its approval, approval date and, if the issuer disclose the policy, sites on the world wide web of computers where the document can be consult

In 2012, Bradesco amended its compensation policy for managers, being approved by the Board of Directors in Special Meeting of February 6, 2012, in order to reflect the objectives established by Resolution No. 3,921/10 of the National Monetary Council (CMN), which caused, from that year on, the payment of part of the amount approved in the Annual Shareholders’ Meeting as variable compensation. Its policy aims at:

•         ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager’s duties, which result from the positions they hold and functions they perform; time dedicated to their functions; in competence and professional reputation, in view of their experience and qualification; and in the value of their services in the market;

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Complementary Information

•         providing alignment between compensation practices for the Management and the Organization’s interests, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and

•         ensuring that the compensation practice is related to objectives that seek the valuation of the Organization, not encouraging behaviors that increase the risk exposure above levels considered prudent for the strategies adopted for the short, medium and long terms.

The Policy of Compensation is available on site:

https://www.bradescori.com.br/siteBradescoRI/Paginas/governancacorporativa/141_estatuto-politicas.aspx?AbaSelecionada=2.

b)     Composition of compensation, indicating:

                           i.            description of the compensation elements and objectives of each one of them

a)      Board of Directors and Board of Executive Officers

The compensation of the members of the Board of Directors and of the Board of Executive Officers consists of Fixed Compensation, represented by Monthly Compensations fixed for the duration of their term, and Variable Compensation, based on target criteria and performance indicators, attributed according to the criteria of multiple Monthly Compensation, up to the limit authorized by the Shareholders' Meeting.

In addition, annually, a proposal is submitted to the approval of the Shareholders' Meeting to fund the Pension Plan for Managers, the amounts of which are shown in item 13.2, as post-employment benefits, which aims to ensure the commitment of managers to the present and future development of the Company's activities, that is, its operations focusing on business perpetuity and long-term value generation.

Pursuant to Circular Letter CVM/SEP/No.002/18, we are indicating in item 13.2, in the years 2018, 2017 and 2016, the amounts corresponding to social security contributions (INSS) paid by Bradesco and recognized in its results.

b)     Fiscal Council

The compensation of the Effective Members of the Fiscal Council is fixed by the Shareholders’ Meeting in which they are elected and they cannot be lower, for each member in office, to ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer, as fixed compensation, without, under current legislation, the payment of benefits, expense account and participation in the Company’s profit sharing, or any other denomination.

c)      Audit Committee

The compensation of the Members of the Audit Committee is represented by fixed monthly payments for the term of his term of office, with the exception of a member which only receives remuneration as a member of the Board of Directors, and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

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Complementary Information

Another important factor in the definition of the compensation is that the Committee’s members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including by the regulatory bodies.

d)     Remuneration Committee

The Remuneration Committee, defined in the Bylaws, is composed by members chosen among the members of the Company’s Board of Directors and also, as required by the Resolution No. 3,921/10 of CMN, by one (1) non-manager member. The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, are not compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, the member has his/her compensation set by the Board of Directors, according to the market parameters. No Manager of the Bradesco Organization is remunerated for the functions that they exercise in Bradesco Organization committees.

e)      Other Committees

The members of the other committees are remunerated only for the duties they perform in the management bodies or executive areas in which they act in Bradesco Organization. No Manager of Bradesco Organization is remunerated for duties that they perform in the referred committees.

                  ii.                   Regarding the last three fiscal years, what is the proportion of each element in the total remuneration

The Managers' compensation is comprised of Fixed Compensation, represented by Monthly Compensations established according to the duration of their term, and Variable Compensation awarded according to the criteria of multiple Monthly Compensations, based on target criteria and performance indicators, up to the limit authorized by the Shareholders' Meeting.

We highlight that the proportion/percentage of each element in the total compensation is not established, and it can be changed annually.

Fiscal Year ended in December 31, 2018	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	23.6%	30.5%	45.9%	100.0%
Board of Executive Officers	26.2%	28.0%	45.8%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

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Complementary Information

Fiscal Year ended in December 31, 2017	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	25.8%	29.4%	44.8%	100.0%
Board of Executive Officers	26.6%	27.6%	45.8%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

Fiscal Year ended in December 31, 2016	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	33.3%	35.5%	31.2%	100.0%
Board of Executive Officers	33.4%	35.5%	31.1%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

(1)  The proportion/percentage highlighted in the Fixed Annual Compensation column includes the value of the INSS (social security) recognized in the Company’s results;

(2)  The proportion/percentage highlighted in the Variable Annual Compensation column includes the value of the INSS (social security) recognized in the Company’s results; and

(3)  The amounts correspondent to post-employment benefits are related to the Managers’ pension plan.

iii.          methodology for calculating and adjusting of each component of the compensation

Board of Directors and Board of Executive Officers

•         Fixed Compensation or Monthly Compensation: monthly fixed compensations established for the period of the Manager’s term.

•         Variable Compensation: amount attributed to the Managers, as performance compensation, in addition to the Fixed Compensation, based on the target criteria and performance indicator. It is important to highlight that the total Variable Compensation will be paid on a date to be defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are filed and unavailable ("Restricted Shares"). The Restricted Shares become available in three (3) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.

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Complementary Information

•         Overall amount: includes the total compensation (fixed compensations and variable compensation).

To determine the overall amount for compensation, Bradesco Organization observes the following criteria:

1.      Bradesco Organization’s Remuneration Committee: proposes to the Board of Directors the Overall Amount for compensation (Monthly Compensation and Variable Compensation). The payment of Variable Compensation will observe the target criteria and performance indicators to be established and will be limited to Overall Amount, to be distributed to the Managers).

To define the Overall Amount for compensation (Monthly Compensations and Variable Compensation), the Remuneration Committee shall observe the following aspects:

•      size and result of the company comparing to its competitors;

•      domestic and international economic conditions, taking into consideration the past, present and future scenarios;

•      internal and external factors that may affect the Bradesco Organization’s businesses (current and potential risks); and

•      Bradesco Organization’s Overall performance, involving the recurrent income realized and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when deem necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as DEPEC – Department of Research and Economic Studies, DPOC – Department of Planning, Budget and Control, General Accounting Department and DCIR – Integrated Risk Control Department, besides other areas it deems appropriate.

2.      Board of Directors: the most important management Body of the Bradesco Organization, it must evaluate the Remuneration Committee proposals and resolve on them.

3.      Shareholders’ Meeting: it is incumbent on the Shareholders’ Meeting to approve the Overall Amount for the compensation of the Company.

Once all the steps to determine and approve the Overall Amount for compensation are fulfilled, it is incumbent on the Board of Directors of Bradesco to establish the compensation of each one of the Managers, comprised by Monthly Compensation and, based on the fulfillment of the target criteria and indicators, Variable Compensation.

Audit Committee

The process to calculate and readjust the Audit Committee’s compensation starts in the Remuneration Committee.

The Board of Directors, on its turn, evaluates the recommendations and proposals of this Committee and defines the amount of compensation for each Committee’s member.

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Complementary Information

                  iv.            reasons that justify the composition of compensation

The compensation structure of Bradesco´s Managers, composed by Fixed Compensation (Monthly Compensation) and Variable Compensation (multiple fixed Compensations), in consonance with the guidelines established in its Managers´ Compensation Policy, whom takes into consideration the requirements of CMN Resolution No. 3,921/10, and, additionally, the post-employment benefit in Additional Pension Plan, aim to align the managers interests with the Bradesco projects and results.

Besides, the composition of the compensation and the post-employment benefit are based in the management alignment with the results and short, medium and long terms risks of the Company, as well as justifying themselves as a mean to maintain high quality managers and notorious knowledge in the Bradesco staffs.

                    v.            existence of non-remunerated members by the issuer and the reason for this fact

Not applicable.

c)      main performance indicators that are taken into consideration in determining each component of compensation

Corporate Assessment Process

The uniformity in the treatment of work areas is one of the keys for the Bradesco Organization’s effectiveness, as a manner to inhibit the individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

Thus, even with the establishment of goals and objectives for all areas, individually, for purposes of compensation, prevails the Overall performance of the Organization, making no segregation of area, if it is considered as area of business or support, technical or relationship.

This overall performance, denominated in the Corporate Rule as Corporate Assessment Process takes into consideration the outcome of performance indicators, as follows:

•         ROAE – Return on Equity – Adjusted;

•         Overall Customer Satisfaction Index;

•         Basel Index – Level 1;

•         Operating Efficiency Ratio (OER);

•         Social and Environmental Dimension of Market Indexes; and

•         Coverage Index.

Individual assessment process

The individual performance of the Managers, as well as their corresponding areas, is accompanied by their respective superiors, according to the formal evaluation process, in compliance with the requirements of CMN Resolution No. 3,921/10.

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Complementary Information

For the formal assessment process, specific indicators are defined for areas and for individual assessment, according to the Managers’ functions, taking into account the areas for business, controls, and other supporting area.

For the assessment of areas, at least the following groups of indicators are considered:

a)      main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;

b)      actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;

c)      actions directed to risks management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department – DCIR);

d)      actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external customers; and

e)      actions directed to environmental aspects: are indicators that assess the degree of compliance of the objectives of the area to environmental aspects.

For individual assessment, at least the following indicators are considered:

a)      quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager assessed;

b)      commitment to strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;

c)      participation in collegiate decisions: aims to evaluate the active participation in meetings and committees, with opinions that contributed to the submitted decisions;

d)      leadership team: evaluates the team management process;

e)      planning: assesses the ability to plan the activities of their area in the medium and long term;

f)       overview: evaluates, mainly, the Managers' vision about future trends to meet the demands of the market; and

g)      applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance assessment of Managers in the areas of internal control and risks management must be based on the achievement of the objectives of their own functions and not specifically in the overall performance of the Organization. The Integrated Risk Control Department – DCIR and the General Inspectorate Department – IGL are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies of the Bradesco Organization.

d)     how compensation is structured to reflect the evolution of performance indicators

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Complementary Information

It is up to the Board of Directors, after completion of all stages of definition and approval of the Overall Amount, to set the value of the compensation for each one of the Managers, in compliance with the following rules:

                                 i.      uniformity of compensation among members of the same hierarchy (office), or differentiation as a result of the time in that position, experience, academic background or other difference that the Board of Directors deems appropriate;

                               ii.      part of the Overall Amount approved will be distributed in fixed equal monthly installments during the term of office of the Manager, subject to the provisions above, called Monthly Compensation; and

                             iii.      the remaining part of the Overall Amount may be distributed as Variable Compensation, upon proposal of the Remuneration Committee, which shall comply with established target criteria and performance indicators.

Based on the assessment and proposal of the Remuneration Committee, the Board of Directors shall define the amount of the Variable Compensation that will be paid to Managers, which will correspond to equal multiples of the Monthly Compensation that each Manager is receiving at the date of the resolution for the payment of Variable Compensation.

e)      how the compensation policy or practice is in line with the issuer’s short, medium and long term interests

One of the guidelines of the Managers´ Compensation Policy is ensuring that the practice of compensation is related to goals that value Bradesco Organization and the individual, not encouraging behaviors that increase the exposure to risks above the levels considered prudent in the strategies of short, medium and long terms adopted by the Bradesco Organization.

As a result, by means of the payment of the fixed compensation, Bradesco seeks, in the short term, to align the interests of its managers to its.

Aiming to encourage the alignment of medium term interests, Bradesco can realize the payment of variable compensation to its managers, according to item 13.1.d.iii of the Reference Form, that will be deliberated after the verifying of the satisfaction of the specific indicators.

The payment of variable compensation will be realized upon receipt of fifty percent (50%) in cash and fifty percent (50%) destined to the acquisition of preferred shares issued by Bradesco or PNB shares issued by BBD Participações S.A. (company belonging of Bradesco control group), which are recorded and unavailable ("Restricted Shares"), becoming available in three (3) equal, annual and successive installments.

The Restricted Shares detained by the Managers are subject to adjustments in case of a significant reduction of the Recurring Profit made, or in the occurrence of negative financial result of the Company, during the deferral period.

In addition, the Pension Plan of the Managers constitutes a form of ensuring their performance focused on business perpetuity and on long-term value generation for the Company. This process links the managers to a cautious management and in consonance with the long term risks, leading to an increase in the amounts distributed to shareholders of the Company.

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Complementary Information

f)       existence of compensation supported by subsidiaries, controlled or direct or indirect controllers

Not applicable.

g)      existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Not applicable.

h)     practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating:

                                                        i.           the issuer's bodies and committees that participate in the decision-making process, identifying how they participate

The governance structure responsible for managing and ensuring compliance with the Remuneration Policy is exercised by the following Bodies and their attributions:

•         Bradesco Organization’s Remuneration Committee, (i) analyzes the results of the performance evaluation, in order to propose the payment of Variable Remuneration for resolution by the Board of Directors; (ii) proposes to the Board of Directors the Global Amount of the remuneration (Monthly Fee and Variable Remuneration) to be distributed to the Managers of each company of the Organization; and (iii) proposes to the Board of Directors the payment of Variable remuneration to the Directors of each company of the Organization.

•         Board of Directors, evaluates the proposals of the Compensation Committee and resolve on them.

•         General Meeting of Shareholders / Meeting of Quotaholders, approves the Global Amount of the company's remuneration.

                                                      ii.           criteria and methodology used for the determination of individual remuneration, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of such studies.

The guidelines established in the Remuneration Policy are in compliance with the legislation, rules and regulations that govern the subject, observing the following rules:

•         ensure the establishment of remuneration practice for all Managers of the Organization, which includes the Members of the Board of Directors and Board of Executive Officers, maintaining the uniformity of remuneration among the members of the same hierarchy (position), and there may be differentiation as a result of time in the position, experience, academic formation or other differential that the Board of Directors deems appropriate. The remuneration is distributed in fixed monthly installments;

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Complementary Information

•         legislation, rules and regulations that govern the matter, and it is the responsibility of the Board of Directors and the relevant Management Bodies to determine the remuneration of each of the manager based on: i) the responsibilities of the Managers, considering the different positions they occupy and the functions they perform; (ii) in the time devoted to their duties; (iii) professional competence and reputation, in view of their experience and qualification; and (iv) the value of its services in the market;

•         to promote the alignment between the remuneration practices of the Managers and the interests of the Organization, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and

•         ensure that the practice of remuneration is related to objectives that seek the appreciation of the Organization, not encouraging behaviors that increase the exposure to risk above the levels considered prudent in the short, medium and long term strategies adopted.

                                                    iii.           how often and how the board of directors assesses the adequacy of the issuer's remuneration policy.

Annually.

13.2 - Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Total compensation planned for current fiscal year (2019) – Annual Amount
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Number of members	8.00	94.00	5.00	107.00
Number of remunerated members	8.00	94.00	5.00	107.00
Fixed annual compensation	43,585,500.00	160,128,570.00	1,323,000.00	205,037,070.00
Salary or fees	35,580,000.00	130,717,200.00	1,080,000.00	167,377,200.00
Direct and indirect benefits	-.-	-.-	-.-	-.-
Committee membership	-.-	-.-	-.-	-.-
Other	8,005,500.00	29,411,370.00	243,000.00	37,659,870.00
Description of “Other” fixed compensation	Estimated value of the company's INSS
Variable compensation	89,082,000.00	339,203,930.00	-.-	428,285,930.00
Bonus	-.-	-.-	-.-	-.-
Participation in the results	-.-	-.-	-.-	-.-
Attending meetings	-.-	-.-	-.-	-.-
Commissions	-.-	-.-	-.-	-.-
Other	89,082,000.00	339,203,930.00	-.-	428,285,930.00
Description of “Other” variable compensations

From the total amount of the Variable, R$16,362,000.00 refer to the estimated value of the social security contribution to the INSS.

Of the remaining R$72,720,000.00 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net amount will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.

From the total amount of the Variable, R$62,302,762.65 refer to the estimated value of the social security contribution to the INSS.

Of the remaining R$276,901,167.35 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net amount will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.

Post-employment	75,554,310.00	287,445,690.00	-.-	363,000,000.00
Benefits motivated by leaving the position	-.-	-.-	-.-	-.-
Stock based, including options	-.-	-.-	-.-	-.-
Notes	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.
Total Compensation	208,221,810.00	786,778,190.00	1,323,000.00	996,323,000.00

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Complementary Information

Total compensation of the year ended on December 31, 2018 – Annual Amount
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Number of members	7.67	91.92	5.00	104.59
Number of remunerated members	6.50	91.92	5.00	103.42
Fixed annual compensation	23,501,625.00	171,393,746.89	1,323,000.00	196,218,371.89
Salary or fees	19,185,000.00	139,913,262.77	1,080,000.00	160,178,262.77
Direct and indirect benefits	-.-	-.-	-.-	-.-
Committee membership	-.-	-.-	-.-	-.-
Other	4,316,625.00	31,480,484.12	243,000.00	36,040,109.12
Description of “Other” fixed compensation	Value of INSS recognized in the income statement of the Company
Variable compensation	30,318,750.00	183,211,016.77	-.-	213,529,766.77
Bonus	-.-	-.-	-.-	-.-
Participation in the results	-.-	-.-	-.-	-.-
Attending meetings	-.-	-.-	-.-	-.-
Commissions	-.-	-.-	-.-	-.-
Other	30,318,750.00	183,211,016.77	-.-	213,529,766.77
Description of “Other” variable compensations

Of the total variable remuneration, R$5,568,750.00 refer to the value of the social security contribution to the INSS recognized in the income statement of the Company.

Of the remaining R$24,750,000.00 of the total variable remuneration, 50% of the net amount was allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), which were registered and unavailable (“Restricted Shares”), becoming available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.

Of the total variable remuneration, R$33,651,003.08 refer to the value of the social security contribution to the INSS recognized in the income statement of the Company.

Of the remaining R$149,560,013.69 of the total variable remuneration, 50% of the net amount was allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), which were registered and unavailable (“Restricted Shares”), becoming available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.

Post-employment	45,582,750.00	299,417,250.00	-.-	345,000,000.00
Benefits motivated by leaving the position	-.-	-.-	-.-	-.-
Stock based, including options	-.-	-.-	-.-	-.-
Notes	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.
Total Compensation	99,403,125.00	654,022,013.66	1,323,000.00	754,748,138.66

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Complementary Information

Total compensation of the year ended on December 31, 2017 – Annual Amount
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Number of members	7.75	88.00	5.00	100,75
Number of remunerated members	7,00	88,00	5.00	100,00
Fixed annual compensation	20,561,625.00	179,785,532.50	1,323,000.00	201,670,157.50
Salary or fees	16,785,000.00	146,763,700.00	1,080,000.00	164,628,700.00
Direct and indirect benefits	-.-	-.-	-.-	-.-
Committee membership	-.-	-.-	-.-	-.-
Other	3,776,625.00	33,021,832.50	243,000.00	37,041,457.50
Description of “Other” fixed compensation	Value of INSS recognized in the income statement of the Company
Variable compensation	23,373,918.75	186,653,923.75	-.-	210,027,842.50
Bonus	-.-	-.-	-.-	-.-
Participation in the results	-.-	-.-	-.-	-.-
Attending meetings	-.-	-.-	-.-	-.-
Commissions	-.-	-.-	-.-	-.-
Other	23,373,918.75	186,653,923.75	-.-	210,027,842.50
Description of “Other” variable compensations

Of the total variable remuneration, R$4,293,168.75 refer to the value of the social security contribution to the INSS recognized in the income statement of the Company.

Of the remaining R$19,080,750.00 of the total variable remuneration, 50% of the net amount was allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), which were registered and unavailable (“Restricted Shares”), becoming available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.

Of the total variable remuneration, R$34,283,373.75 refer to the value of the social security contribution to the INSS recognized in the income statement of the Company.

Of the remaining R$152,370,550.00 of the total variable remuneration, 50% of the net amount was allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), which were registered and unavailable (“Restricted Shares”), becoming available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.

Post-employment	35,604,000.00	309,396,000.00	-.-	345,000,000.00
Benefits motivated by leaving the position	-.-	-.-	-.-	-.-
Stock based, including options	-.-	-.-	-.-	-.-
Notes	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.
Total Compensation	79,539,543.75	675,835,456.25	1,323,000.00	756,698,000.00

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Complementary Information

Total compensation of the year ended on December 31, 2016 – Annual Amount
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Number of members	8.00	86.00	5.00	99.00
Number of remunerated members	7.00	86.00	5.00	98.00
Fixed annual compensation	20,286,000.00	169,848,945.00	1,323,000.00	191,457,945.00
Salary or fees	16,560,000.00	138,652,200.00	1,080,000.00	156,292,200.00
Direct and indirect benefits	-.-	-.-	-.-	-.-
Committee membership	-.-	-.-	-.-	-.-
Other	3,726,000.00	31,196,745.00	243,000.00	35,165,745.00
Description of “Other” fixed compensation	Value of INSS recognized in the income statement of the Company
Variable compensation	21,587,685.00	180,277,370.00	-.-	201,865,055.00
Bonus	-.-	-.-	-.-	-.-
Participation in the results	-.-	-.-	-.-	-.-
Attending meetings	-.-	-.-	-.-	-.-
Commissions	-.-	-.-	-.-	-.-
Other	21,587,685.00	180,277,370.00	-.-	201,865,055.00
Description of “Other” variable compensations

Of the total variable remuneration, R$3,965,085.00 refer to the value of the social security contribution to the INSS recognized in the income statement of the Company.

Of the remaining R$17,622,600.00 of the total variable remuneration, 50% of the net amount was allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), which were registered and unavailable (“Restricted Shares”), becoming available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment..

Of the total variable remuneration, R$33,112,170.00 refer to the value of the social security contribution to the INSS recognized in the income statement of the Company.

Of the remaining R$147,165,200.00 of the total variable remuneration, 50% of the net amount was allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), which were registered and unavailable (“Restricted Shares”), becoming available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment..

Post-employment	18,975,000.00	158,390,500.00	-.-	177,365,500.00
Benefits motivated by leaving the position	-.-	-.-	-.-	-.-
Stock based, including options	-.-	-.-	-.-	-.-
Notes	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.
Total Compensation	60,848,685.00	508,516,815.00	1,323,000.00	570,688,500.00

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Complementary Information

13.3 - Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

a)      body (see table in “d.ii” below)

b)     number of members (see table in “d.ii” below)

c)      number of remunerated members (see table in “d.ii” below)

d)     in relation to bonus:

                                    i.            minimum amount predicted in the compensation plan

Bradesco does not establish minimum amount in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

                                  ii.            maximum amount predicted in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

Órgão	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Total number of members	8	94	5	107
Number of remunerated members	8	94	5	107
Bonus	-	-	-	-
minimum amount predicted in the compensation plan	-	-	-	-
maximum amount predicted in the compensation plan	89,082,000.00	339,203,930.00	-	428,285,930.00
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Participation in the results	-	-	-	-
minimum amount predicted in the compensation plan	-	-	-	-
maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-

                         iii.                   amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish compensation amount automatically associated with the achievement of goals for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes, prevails the Overall performance of the Bradesco Organization, irrespective of the area, whether it is considered support or business, technical or relationship area.

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Complementary Information

                         iv.                   Amount effectively recognized in the results

Total compensation of the fiscal year 2018 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	7.67	91,92	5	104,59
Number of remunerated members	6,5	91,92	5	103,42
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	30,318,750.00	183,211,016.77	-	213,529,766.77
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

Total compensation of the fiscal year 2017 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	7,75	88	5	100.75
Number of remunerated members	7	88	5	100
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	23,373,918.75	186,653,923.75	-	210,027,842.50
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

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Complementary Information

Total compensation of the fiscal year 2016 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	8	86	5	99
Number of remunerated members	7	86	5	98
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	21.587.685,00	180.277.370,00	-	201.865.055,00
Participação nos resultados	-	-	-	-
Valor mínimo previsto no plano de remuneração	-	-	-	-
Valor máximo previsto no plano de remuneração	-	-	-	-
Valor previsto no plano de remuneração, caso as metas estabelecidas fossem atingidas.	-	-	-	-
Valor efetivamente reconhecido no resultado	-	-	-	-

e)      in relation to the participation in the result:

                                    i.            minimum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

                                  ii.            maximum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

                                iii.            amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

                                iv.            amount effectively recognized in the result of the last three fiscal years

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.4 - Compensation plan based on shares of the Board of Directors and of the Statutory Board of Executive Officers

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Complementary Information

Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred shares), which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.5 - Compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.6 - Information on options (open) held by the Board of Directors and Statutory Board of Executive Officers

Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.7 - Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.8 - Information necessary for understanding the data disclosed in items 13.5 to 13.7 – Method of pricing the value of shares and options

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Complementary Information

Bradesco has no plan based on shares (including stock option) for the Board of Directors and Statutory Board of Executive Officers.

The payment of Variable Compensation of the Management is accounted for in Personal expenses with collection of social security contributions (INSS) and recognized in the year. Of the total net amount (after legal discount) credited to the current account of the manager, it is charged 50% for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are recorded on his behalf and unavailable for trading, being released 1/3 every year in subsequent years.

13.9 - Number of shares, quotas and other securities convertible into shares held by managers and members of the Fiscal Council – by body

Body	BRADESCO		CIDADE DE DEUS	BBD PARTICIPAÇÕES			BRADESPAR
	Common	Preferred	Common	Common	Preferred	PNB	Common	Preferred
Board of Directors	18,362,731	33,782,172	347,369,902	50,151,457	1,193,036	1,083,956	269,440	915,896
Board of Executive Officers	54,719	2,091,162	5	33,612,055	12,768,066	3,498,542	-	671
Fiscal Council	2.794	104,786	-	-	-	-	3,276	37.784

13.10 - Information on private pension plans granted to the members of the Board of Directors and of the Statutory Board of Executive Officers

a)      Body

See table 13.10

b)     number of members

See table 13.10

c)      number of remunerated members

See table 13.10

d)     name of the Plan

Bradesco Organization’s Pension Plan

e)      number of managers that meet the conditions to retire

See table 13.10

f)       conditions for early retirement

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Complementary Information

In case the participant is older than 55 when they withdraw from the Bradesco Organization, if they retire by the INSS (Social Security), and have contributed to the Plan for at least 10 years, they may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

g)      updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

h)     total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

i)        if there is the possibility of early redemption and the conditions for that

There is a possibility of early redemption after a grace period of a full calendar year, counted from the first working day of January of the year following the contribution, subject to the rules governing the matter.

Table 13.10

Body (Item “a”)	Total number of members (Items “b and c”)				Item “e”	Item “g”	Item “h”
	Total number of members	Number of remunerated members	Retired	Retired		R$	R$
Board of Directors	7.67	6.5	5	1	-	111,939,718.44	45,582,750.00
Statutory Board of Executive Officers	91.92	91.92	7	83	-	557,330,086.68	299,417,250.00
Total	99.59	98.42	12	84	-	669,269,805.12	345,000,000.00

13.11 - Highest, lowest and the average individual compensation for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Body	Board of Directors			Statutory Board of Executive Officers			Fiscal Council
	12/31/2018	12/31/2017	12/31/2016	12/31/2018	12/31/2017	12/31/2016	12/31/2018	12/31/2017	12/31/2016
Total number of members	7.67	7.75	8	91.92	88	86	5	5	5
Number of remunerated members	6.5	7	7	91.92	88	86	5	5	5
Value of the higher compensation (reais)	27,684,000.00	18,960,000.00	20,160,000.00	21,948,390.00	17,775,000.00	18,900,000.00	264,600.00	264,600.00	264,600.00
Value of the lower compensation (reais)	4,325,625.00	3,975,000.00	3,150,000.00	3,436,270.00	1,234,800.00	1,234,800.00	264,600.00	264,600.00	264,600.00
Value of the average compensation (reais)	15,292,788.46	11,362,791.96	8,692,669.29	7,115,121.99	7,679,948.37	5,912,986.22	264,600.00	264,600.00	264,600.00

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Complementary Information

Board of Directors
12/31/2018	The aforementioned values do not contemplate the social contributions to INSS
12/31/2017	The aforementioned values do not contemplate the social contributions to INSS
12/31/2016	The aforementioned values do not contemplate the social contributions to INSS
Statutory Board of Executive Officers
12/31/2018	The aforementioned values do not contemplate the social contributions to INSS
12/31/2017	The aforementioned values do not contemplate the social contributions to INSS
12/31/2016	The aforementioned values do not contemplate the social contributions to INSS
Fiscal Council
12/31/2018	The aforementioned values do not contemplate the social contributions to INSS
12/31/2017	The aforementioned values do not contemplate the social contributions to INSS
12/31/2016	The aforementioned values do not contemplate the social contributions to INSS

13.12 - Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.13 - Percentage in total compensation held by Management and members of the Fiscal Council that are related parties to the controlling companies

Body	2018	2017	2016
Board of Directors	100.0%	100.0%	100.0%
Statutory Board of Executive Officers	87.8%	81.4%	77.4%
Fiscal Council	0.0%	0.0%	0.0%

13.14 - Compensation of managers and Fiscal Council’s members, grouped by body, received for any reason other than the position they occupy

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.15 - Compensation of managers and Fiscal Council’s members recognized in the income of the controlling shareholders, direct or indirect, of companies under common control and of the issuer’s subsidiaries

Fiscal Year 2018 – amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies.

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Complementary Information

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	36,217,125.00	-	-	36,217,125.00
Companies under common control	-	-	-	-

Fiscal Year 2017 – amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	71,798,096.78	-	-	71,798,096.78
Companies under common control	-	-	-	-

Fiscal Year 2016  – amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	55.295.291,90	-	-	55.295.291,90
Companies under common control	-	-	-	-

13.16 - Other relevant information

a) Increase in the remuneration of managers

At the Shareholders' Meeting held on March 10, 2017, the increase in the amount of compensation (fixed and variable) by 36% (thirty-six percent) was approved, as well as to fund the pension plan for managers.

The proposal for the increase of the remuneration of the managers, both fixed and variable, was submitted to and approved by the shareholders, with the purpose of recovering the effects of accumulated inflation between 2011 and 2016.

In fact, since 2011, these funds had not changed, although, in the period from March/2011 to December/2016, the accumulated inflation calculated by the INPC was 47.6%.

That is, the Company's shareholders approved a 36% increase in the overall amount of fixed and variable compensation and the pension plan, in a percentage lower than the amount of inflation calculated since the last change in management compensation.

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Complementary Information

b) Total remuneration - inclusion of social security contributions to INSS

The Company, until then, did not consider the amounts of social security contributions to the INSS in the total remuneration approved at the Annual General Meeting, which will henceforth proceed to do so, in accordance with the understanding of the Superintendence of Companies Relations, of CVM – Brazilian Securities and Exchange Commission, pursuant to the provisions of Report No. 238/2018-CVM/SEP/ GEA-1.

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Complementary Information

Specific power of attorney template for shareholders holding common shares

By this instrument of power of attorney, [SHAREHOLDER’S NAME], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ......................../[ISSUING BODY], Individual Taxpayer’s ID No. ............................, with address at [FULL ADDRESS], appoints his/her attorney-in-fact Mr. [NAME OF ATTORNEY-IN-FACT], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ......................../[ISSUING BODY], Individual Taxpayer’s ID No. …………………., with address at [FULL ADDRESS], with specific powers to represent him/her, in the capacity of Shareholder of Banco Bradesco S.A. (BRADESCO), at the Special and Annual Shareholders’ Meetings to be cumulatively held on March 11, 2019, at 4:00 p.m., at the headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, SP, at Salão Nobre do 5o andar, Prédio Vermelho, exercising the voting right entitled to him/her as holder of common shares issued by the aforementioned BRADESCO, empowered to submit proposals, examine, discuss and vote on the matters which will be submitted for the approval of these Shareholders’ Meetings, including, but not limited to, the voting instructions on candidates appointed to compose the Fiscal Council of the Company, subject to the provisions of Articles 161 and 162 of Law No. 6,404/76. The attorney may also sign the minutes, books, papers, terms and whatever else is necessary, for the good and faithful fulfillment of this mandate and shall exercise the powers which are bestowed, observing the limits imposed by the legislation in force and by the agenda of the matters listed in the notice, in accordance with the guidelines below:

I) Special Shareholders’ Meeting

1)  increase the capital stock by R$8,000,000,000.00, increasing it from R$67,100,000,000.00 to R$75,100,000,000.00, with bonus stock, by means of the capitalization of part of the balance of the “Profit Reserves – Statutory Reserve” account, according to the provisions of Article 169 of Law No. 6,404/76, by issuing 1,343,971,619 book-entry, registered shares, with no par value, of which 671,985,845 are common shares and 671,985,774 are preferred shares, to be attributed free of charge to shareholders at the ratio of 2 new shares to each 10 shares of the same type they hold on the base date, to be established after the approval of the process by the Central Bank of Brazil, with the consequent amendment to the “caput” of Article 6 of the Bylaws:

☐ favor ☐ against ☐ abstention

2)  amendment of item "e" of Article 9 of the Bylaws, in order to amend the term “Permanent Assets” to “Non-Current Assets”, according to the legislation in force:

☐ favor ☐ against ☐ abstention

3)  amendment of Article 21 of the Bylaws, for the term of office of the members of the Audit Committee from five (5) to two (2) years:

☐ favor ☐ against ☐ abstention

4)  consolidation of the Bylaws, with the amendments mentioned in items 1, 2 and 3 above:

☐ favor ☐ against ☐ abstention

II) Annual Shareholders’ Meeting

1)  approve the management accounts and the Financial Statements related to the fiscal year ended on December 31, 2018:

☐ favor ☐ against ☐ abstention

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Complementary Information

2) allocation of the net income of the fiscal year 2018:

☐ favor ☐ against ☐ abstention

3)  election of the following candidates to compose the Fiscal Council:

a) appointed by the controlling shareholders (only for the minority shareholders  that do not participate in the separate voting process according to item “b” below):

Effective Member	Alternate Member
Ariovaldo Pereira	João Batista de Moraes
Domingos Aparecido Maia	Nilson Pinhal
José Maria Soares Nunes	Renaud Roberto Teixeira

☐ favor ☐ against ☐ abstention

b)  separate voting process of those indicated by non-controlling shareholders (only for minority shareholders who do not participate in the election according to item "a" above):

IGN Participações Ltda. and Magnat Participações Ltda.
Effective Member	Alternate Member
João Carlos de Oliveira	João Sabino

☐ favor ☐ against ☐ abstention

OR

PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil
Effective Member	Alternate Member
Ivanyra Maura de Medeiros Correa	Cézar Manoel de Medeiros

☐ favor ☐ against ☐ abstention

4)  overall remuneration of the Managers, funds to cover the Pension Plan and funds corresponding to the contributions to the INSS borne by the Company:

☐ favor ☐ against ☐ abstention

5) remuneration of the effective members of the Fiscal Council and sum corresponding to the contributions to the INSS borne by the Company

☐ favor ☐ against ☐ abstention

 [City, State,] ................. ..., 2019

_______________________________

[shareholders’ name]

(Notarized signature)

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Complementary Information

Specific power of attorney template for separate voting – shareholders holding preferred shares

By this instrument of power of attorney, [SHAREHOLDER’S NAME], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ......................../[ISSUING BODY], Individual Taxpayer’s ID No. ............................, with address at [FULL ADDRESS], appoints his/her attorney-in-fact Mr. [NAME OF ATTORNEY-IN-FACT], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ......................../[ISSUING BODY], Individual Taxpayer’s ID No. …………………., with address at [FULL ADDRESS], with specific powers to represent him/her, in the capacity of Shareholder of Banco Bradesco S.A. (BRADESCO), at the Special and Annual Shareholders’ Meetings to be cumulatively held on March 11, 2019, at 4:00 p.m., at the headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, SP, at Salão Nobre do 5o andar, Prédio Vermelho, exercising the voting right entitled to him/her as holder of preferred shares issued by the aforementioned BRADESCO, with powers to vote exclusively on the Fiscal Council appointed by preferred shareholders who are not members of the controlling block,  in compliance with the provisions of Articles 161 and 162 of Law No. 6,404/76. Mentioned attorney-in-fact may also sign minutes, records, papers, terms and what else is needed for the good and faithful compliance with this power of attorney.

Mentioned attorney-in-fact shall exercise the powers that were granted to him/her in relation to item “3” of the Annual Shareholders’ Meeting, observing the limits imposed by the legislation in force.

[City, State,] ............... …, 2019

_______________________________

[Shareholder's name]

(Notarized signature)

•           election, in a separate voting process:

Appointyed by Mr. Alain Charles Edouard Moreau and family

Effective Member	Alternate Member
Luiz Carlos de Freitas	João Batistela Biazon

☐ favor ☐ against  ☐ abstention

OR

Appointed by Aberdeen Asset Management PLC, itself and on behalf of the investment funds and portfolios managed by companies in its economic group

Effective Member	Alternate Member
Walter Luis Bernardes Albertoni	Reginaldo Ferreira Alexandre

☐ favor ☐ against  ☐ abstention

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Complementary Information

 Management’s Comments on the Company

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Complementary Information

10.1 – General Financial and Equity Conditions

Officers should comment:

a)      general financial and equity conditions

We understand that Bradesco has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion in the short- and long-terms.

Our analysis is based on information from the last three managerial financial statements on the balance sheet date, as follows:

2018

The uncertainties of the economic agents increased volatility in the global and domestic financial markets in 2018. Themes such as commercial discussions, standardization of the US monetary policy and geopolitical risks were on the radar, affecting the prices of assets of emerging countries. Brazil, despite the good foundations of its external accounts, was influenced by this adverse international environment. Even though the annual expansion of the Brazilian economy has remained on a very close level to the one observed in 2017, the recovery was more disseminated, both sector and regional based.

Looking ahead, the Country is in a cyclic position favorable to the faster growth pace, including more beneficial financial conditions. Inflation and interest at a lower level, unleveraged families and companies, low levels of delinquency ratios and space for the demand expansion, are favorable vectors for a more intense growth in 2019, which may be boosted at the recovery of the structural reform agenda, with positive impacts over the confidence of businessmen and consumers.

We evaluated that there are indicators to boost employment, income, credit and investments, as the maintenance of the credible and sustainable economic policies should avoid inflationary pressures originating from this recovery. It is fundamental, therefore, for Brazil to advance in its agenda, comprising macro and microeconomic aspects, preparing for an international environment that should remain challenging in the coming quarters.

The Recurring Net Income attributable to shareholders was R$21.564 billion in the fiscal year, equivalent to R$3.22 per share and equivalent to an annualized profitability of 19.0% over the average Shareholders’ Equity. The return on Average Total Assets was 1.6% in the year. Shareholders’ Equity amounted to R$121.121 billion and the total of the adjusted assets stood at R$1.386 trillion.

Loan operations

We continuously monitor the portfolios and keep our policy up to date and in line with the current economic situation. We are expanding and diversifying supply in various channels of distribution, especially, complemented by the Branch Network and the Banking Correspondents. Our capillarity allows the achievement of loans and direct financing or in strategic partnerships with the various business chains.

The consumer credit is one of the modalities with larger representativity in the Bank's portfolio, contributing to the growth of many production chains among small, medium and large businesses. Highlighted in the portfolio are personal loans, payroll-deductible loans, real estate financing and credit cards.

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Complementary Information

The supply of working capital items, advances on receivables and financing of goods focused on small and midsized companies enables the growth of the economic activity and the consequent creation of jobs, thus creating a virtuous circle between investment credit and consumption credit.

Bradesco Corporate is highlighted as leader in assets in Brazilian Market for large and midsized companies, on the concept of expanded portfolio, with complete solutions for different sizes, needs and corporate sector.

Bradesco is also the largest private Bank in assets on agrobusiness, with offering of solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country. Further information can be obtained at the website bradescoagronegocio.com.br.

Keeping the strong commitment to meeting the demands of the real estate sector, financing both the construction sector and the acquisition of real estates by the final borrowers, we improved, constantly, our procedures for granting loans for the different channels of origination to make them more agile and practical for the clients. We occupy a leading position in this operating segment.

We are one of the main distributing agents of BNDES funds and maintained this important position by reaching a total disbursement of R$5.509 billion, equivalent to 17.6% of the Market Share, maintaining a focus on releases to micro, small, and medium companies, which absorbed R$4.907 billion, or 18.7% of the total amount disbursed.

Below is the balance of the main portfolios:

•        R$531.615 billion, at year-end, on consolidated loan operations, in the expanded concept, which includes Sureties, Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Co-Obligations in Real Estate Receivable Certificates and Rural Credit;

•        R$34.983 billion was the consolidated balance of provision for doubtful debtors, which includes an additional provision of R$6.881 billion, calculated based on the provisioning models, which are based on statistical models that capture historical, current and prospective information;

•        R$130.353 billion in operations intended for consumption credit;

•        R$50.932 billion in Payroll-Deductible Loans at the close of 2018, with 8,903,348 active contracts;

•        R$61.284 billion in the Real Estate Credit portfolio, whereby R$38.284 billion was intended for Individuals and R$23.000 billion for Legal Entities, totaling 192,659 units financed;

•         R$20.323 billion in investments in agribusiness at the end of the fiscal year; and

•         R$18.300 billion amounted to the balance of transfer portfolios, with 189,655 contracts registered.

Funding and Managing Resources

The resources funded and managed, in December 2018, totaled R$2.139 trillion, an evolution of 7.6% in comparison to the previous year. In total, the Bank manages 28.3 million account holders and 63.5 million savings accounts, with a balance of R$111.171 billion.

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Complementary Information

•         R$624.776 billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold under Agreements for Repurchase;

•         R$897.577 billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, an increase of 7.5% in the year;

•         R$309.667 billion in the Exchange Portfolio, Borrowings and Onlendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil;

•         R$258.755 billion in Technical Provisions for Insurance, Pension Plans and Capitalization Bonds, an increase of 4.9% in the year; and

•         R$48.157 billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and On-lendings Overseas, equivalent to US$12.428 billion.

In December 2018, our market value, considering the closing prices of the common and preferred shares, totaled R$242.606 billion, with an increase of 21.0% in comparison to December 2017, representing 2.0x the Shareholders’ Equity in December 2018.

2017

The Recurring Net Income was R$19.024 billion in the fiscal year of 2017, equivalent to R$2.84 per share and annualized profitability of 18.1% over the average Shareholders’ Equity. The return on Average Total Assets was 1.5%. The Shareholders’ Equity amounted to R$110.457 billion and total of the managerial assets stood at R$1.298 trillion.

Loan Operations

Bradesco, attentive to the challenging scene of the credit market, constantly monitors its loan portfolios in order to keep its policy up to date and in line with the current economic situation, supporting the expansion and diversification of supply in various channels of distribution, which cover the Network of Branches, Banking Correspondents, and Digital Channels. These differentials have contributed to the achievement of loans and direct financing or in strategic partnerships with the various business chains.

  R$492.931 billion was the balance at the end of the year, of consolidated credit operations, in the expanded concept, which includes Sureties and Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Investment Funds in Credit Rights for Certificates of Real Estate Receivables and Rural Credit; and
  R$36.527 billion was the consolidated balance for the provision for doubtful debtors, encompassing an additional provision of R$6.918 billion, above what’s required by Resolution No. 2,682/99, of the National Monetary Council.

Securities sold under agreements to repurchase

The resources funded and managed, in the end of 2017, amounted to R$1.987 trillion, tier 4.3% higher than the previous year. Overall, the Bank manages 27.8 million account holders and 63.4 million savings accounts with a balance of R$103.333 billion, representing 18.3% of the SBPE – Brazilian Savings and Loan System.

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Complementary Information

•         R$578.840 billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase;

•         R$834.646 billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 10.3% increase in the year;

•         R$293.330 billion in the Exchange Portfolio, Borrowings and On-lendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil;

•         R$246.653 billion in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds, an increase of 10.4% in the year; and

•         R$34.018 billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and On-lendings Overseas, equivalent to US$10.047 billion.

At the close of the fiscal year of 2017, the market value of Bradesco, considering the closing prices of the common and preferred shares, totaled R$200.521 billion, an increase of 24.7% in 2017, representing 1.8 times the Shareholders’ Equity on December 2017.

2016

The Book Net Income was R$15.084 billion in the fiscal year of 2016, equivalent to R$2.56 per share and annualized profitability of 15.5% over the average Shareholders’ Equity. The annualized return on Average Total Assets was 1.4%. The Shareholders’ Equity amounted to R$100.442 billion and total of the managerial assets stood at R$1.294 trillion.

Loan Operations

Bradesco, attentive to the challenging landscape of the credit market, constantly monitors its loan portfolios in order to keep its policy up to date and in line with the current economic situation, supporting the expansion and diversification of the supply in various channels of distribution, which cover the Network of Branches, Banking Correspondents, and Digital Channels. These differentials have contributed to the achievement of loans and direct financing or in strategic partnerships with the various business chains.

  R$514.990 billion was the balance at the end of the year, of consolidated credit operations, in the expanded concept, which includes Sureties and Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Investment Funds in Credit Rights, Certificates of Real Estate Receivables and Rural Credit, with an evolution of 8.6% in the period; and
  R$40.714 billion was the consolidated balance for the provision for doubtful debtors, encompassing an additional provision of R$7.490 billion, which includes provision for guarantees provided, above what is required by Resolution No. 2,682/99, of the National Monetary Council.

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Complementary Information

Securities sold under agreements to repurchase

The resources funded and managed, in the end of 2016, amounted to R$1.905 trillion, tier 26.1% higher than the previous year. Overall, the Bank manages 28.7 million account holders, 62.1 million savings accounts with a balance of R$97.089 billion, representing 18.7% of the SBPE – Brazilian Savings and Loan System.

•         R$583.284 billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase;

•         R$756.488 billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 37.5% increase;

•         R$299.312 billion in the Exchange Portfolio, Borrowings and On-lendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil;

•         R$223.342 billion in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds, up by 25.6%; and

•         R$42.486 billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and On-lendings Overseas, equivalent to US$13.036 billion.

At the close of the fiscal year of 2016, the market value of Bradesco, considering the closing prices of the common and preferred shares, totaled R$160.813 billion, representing 1.6 times the Shareholders’ Equity on December 2016.

The following are comments about our key indicators:

I)                   Basel Ratio

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. Starting in October 2013, the implementation of a new capital structure began in Brazil. The Central Bank of Brazil (Bacen), through CMN Resolution No. 4,192/13, set out the new methodology for calculating the Capital (“PR” – Patrimônio de Referência), superseding CMN Resolution No. 3,444/07. Since then, the Capital started being calculated based on CMN Resolution No. 4,192/13, which determined that the elaboration be made based on the "Prudential Conglomerate", as per January 2015.

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Complementary Information

The composition of our Basel Ratio is shown below:

The growth of the capital indexes, in the comparative between 2018, 2017 and 2016, is related to the strong generation of capital (net income), which positively exceeded the impacts of the prudential adjustments, defined in Resolution No. 4,192/13, which gradually went from 60%, in 2016, to 80%, in 2017 and, reached 100% in 2018. In addition, in 2018, we issued perpetual subordinate loans, in the sum of R$4.2 billion to compose the complementary capital in tier I and subordinated debts for the re-composition of the capital of tier II, in both cases, approved and authorized by the Central Bank of Brazil.

II)                  Operating Efficiency Ratio (ER) and Operating Coverage Ratio

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Complementary Information

Operating Efficiency Ratio (ER)

With the goal of improving our indicators, in 2018, we changed the methodology of calculation of the ER(1). In 2018, compared to 2017, the evolution of revenues with the net interest income, the higher revenues from the provision of services and the higher result of insurance, pension and capitalization operations, positively influenced this indicator. The performance between 2017 and 2018 was impacted by the higher constitution of tax provisions and increment of the tax expenses.

Comparing 2016 and 2017, the ER showed an increase of 1.9 p.p. due, mainly, to the increment of the operating expenses (staff and administrative) in the period, impacted by the effect of the consolidation of HSBC Brasil, which occurred from the third quarter of 2016. It is important to note the growth of revenues arising from the provision of services, resulting from the increase in the volume of business and services rendered and the higher result of insurance, pension and capitalization operations, which presented significant growth in the period.

Operating Coverage Ratio

In the comparison between 2018, 2017 and 2016, the operating coverage ratio showed sequential improvement, a reflection, mainly of the increase in fees and commission income, coupled with the ongoing efforts to control expenditure, including actions of the Efficiency Committee and actions to expand the offer of products and services to the entire customer base.

In 2018, the movement of improvement, which demonstrates the increase of 2.7 p.p. in this indicator, highlights the benefits captured by PDVE, synergy gains arising from the incorporation of HSBC Brasil and the strategy for optimizing costs and points of service, in addition to the major contributions arising from the revenue from fee and commission income, which have been registering the positive results of the process of segmentation of clients and the efficiency obtained in the management and offer of products and services.

III)                Main loan portfolio indicators

Delinquency Ratio > 90 days (1)

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Complementary Information

(1) Concept defined by the Central Bank of Brazil.

The delinquency ratio, including operations with delinquency exceeding 90 days of the total portfolio, maintained the downward trend observed during 2017 and 2018, reflecting the better quality of the new captures and adjustments in the loan concession and recovery processes. Since the peak of total delinquency in March 2017, the ratio presents a decrease of 2.1 p.p.

All the portfolios showed improvement in the ratio since the beginning of 2018, with emphasis on the improvement recorded in the segments of micro, small and medium-sized businesses and of individuals that showed reductions in the balance of their delinquent loans, in 2017 and 2018.

Coverage Ratios

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Complementary Information

Our coverage ratios (60 days and 90 days) showed an improvement for the seventh quarter in a roll, reaching very satisfying levels. Our level of provisioning concerning the loan portfolio reflects the quality improvement of our operations and because of the improvement of the models of provisioning, which are based on statistical models that capture historical, actuarial and prospective data. In December 2018, we highlighted a decrease of 17% in our operations past due of 60 and 90 days, in relation to December 2017.

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Complementary Information

b)      capital structure

Analyzing the tables below, we understand that the Bank’s current capital structure is adequate and consistent with our business expansion strategy. The largest funding source for its operations is from third-party capital.

Over the last three years, Bradesco has kept its proportion of capital held by third parties at around 91.7%, which is seen as a normal level for institutions in the financial intermediation business.

c)      capacity to pay financial commitments

We understand that the operations stated in the balance sheet at the periods stated below, evidence that we has a comfortable liquidity margin to comply with its short-term liabilities. It is worth mentioning that Bradesco’s asset and liability management policy is regularly reviewed to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to the customers and meet its own needs of working capital for investment.

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Complementary Information

Consolidated Managerial Balance Sheet by time limits

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Complementary Information

d)             financing sources used for working capital and investments in non-current assets

We highlight below the main sources of working capital and investments in non-current assets for the last three fiscal years:

Deposits

In 2018, the deposits correspond to 48.2% of our total primary funding sources, which consist in time deposits and savings accounts with interest, deposits at sight, on which no interest is levied, both expressed in Brazilian reais, and interbank deposits.

In the comparison between December 2018, 2017 and 2016, the deposits showed evolution, mainly due to new business opportunities offered to clients, in virtue of interest rate oscillations occurring in the period, in addition to the increase in the customer base. We highlighted effects of adequacy to Resolution No. 4,527/16, which changed the way of using these securities issued by institutions linked to the conglomerate, as guarantees in committed transactions, mainly impacting the balance of debentures, with a consequent effect on the balances of time deposits.

Borrowing and Onlending

In December 2018, the borrowing and onlending balance presented an evolution regarding the balance of December 2017, due to the larger volume of funds raised abroad and the exchange rate variation that presented an evolution of 17.13% in the period.

In the comparative between December 2017 and 2016, the reduction shown refers to a smaller volume of funds raised by borrowing and onlending in the country, mainly by means of Finame operations; and funds raised abroad.

Funds from securities issued

The increase in the resources from the issuing of securities, in the comparative between the balances of December 2018 and 2017, mainly due to the evolution of the financial bills, with an increase of 11.2% and an agribusiness loan letter, with an increase of 19.5%. We also emphasize that in 2018 we raised securities from secured real estate, which are secured by the real estate loan portfolio, in accordance with the requirements established by BACEN Resolution 4,598 / 17.

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Complementary Information

In the comparative between December 2017 and 2016, the reduction of 10.5%, resulted mainly from the lower volume of bonds and the reduction in the balance of operations abroad.

Subordinated Debt

The variations presented in the balances of December 2018, 2017 and 2016 in the subordinate debts, reflect the issuing / maturities of debts in the periods.

e)       financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

As sources of financing for working capital and for investments in non-current assets used to cover liquidity shortfalls, we may use the following resources: (i) Deposit Raising; (ii) Loans; (iii) Issuance of Securities; (iv) Subordinated Debt; and (v) Injection of Capital by the controlling shareholders. Management may also use alternatives such as: (i) to redeem resources invested in assets that are not classified as liquidity; (ii) To assign credit operations; (iii) To encourage the raising of funds, as a time deposit and committed to private securities; (iv) Define parameter to interrupt quotation / lending.

In some limited circumstances, we may obtain emergency funds from the Central Bank through a transaction referred to as “discount”. A discount is a loan from the Central Bank to a financial institution, that loan being guaranteed by Federal Government securities owned by the financial institution. The amount of Federal Government securities held by the financial institution as trading securities limits the amount of discount transactions. Bradesco never entered into discount transactions for liquidity purposes.

f)       indebtedness ratios and the characteristics of the debts, also describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) level of subordination between debts; (iv) any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control, as well as if the issuer is in accordance with the restrictions.

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant for Bradesco.

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Complementary Information

Financial institutions are subject to operating limits defined by the National Monetary Council and the Central Bank of Brazil for operating, according to provisions of the regulations in force, particularly Law No. 4,595/64, which sets forth the National Financial System.

Among the limits defined, noteworthy are as follows (i) Capital consistent with the risks of its activity, (ii) fixed assets, which limits to 50% of the Capital amount the total funds invested in Permanent Assets, (iii) exposure by costumer, which sets forth the maximum limit of 25% of the amount of Capital of exposure by costumer, (iv) exposure in gold, foreign currency and in operations subject to foreign exchange variation, limited to 30% of the Capital amount, and (v) minimum limits of realized capital and shareholders’ equity for operating.

Rules also bar financial institutions from carrying out certain operations, and noteworthy are as follows: (i) granting loans or advances to related companies, managers and relatives, and (ii) acquiring real estate not intended for own use.

g)      limits of contracted financing and percentages already used

There are no limits of contracted financing.

h)      significant changes to each item of financial statements

We understand that Bradesco has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion.

We present below comments on the items the Officers believe are important and relevant, stated in the Balance sheet and Statement of Recurring Income.

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Complementary Information

Consolidated Managerial Balance Sheet Adjusted

In relation to significant changes in consolidated managerial balance sheet adjusted items, the table below compares the most significant events in 2018, 2017 and 2016.

R$ million

	Dec17	Dec16	Dec15	Vertical Analysis - % Dec17	Dec16	Dec15	Horizontal Analysis Dec17 x Dec16 R$	%	Dec16 x Dec15 R$	%
Assets										
Current and long-term assets	**1,356,727**	**1,267,893**	**1,262,273**	**97.9**	**97.7**	**97.6**	**88,834**	**7.0**	**5,620**	**0.4**
Funds available	19,869	15,224	14,697	1.4	1.2	1.1	4,645	30.5	527	3.6
Interbank investments	104,044	154,270	177,685	7.5	11.9	13.7	(50,226)	(32.6)	(23,415)	(13.2)
Securities and Derivative Financial Instruments	658,501	584,650	549,873	47.5	45.0	42.5	73,851	12.6	34,777	6.3
Interbank and interdepartmental accounts	89,026	68,197	59,007	6.4	5.3	4.6	20,829	30.5	9,190	15.6
Loan and leasing	344,467	324,439	347,489	24.9	25.0	26.9	20,028	6.2	(23,050)	(6.6)
Allowance for Loan Losses (ALL)	(35,084)	(36,527)	(37,653)	(2.5)	(2.8)	(2.9)	1,443	(4.0)	1,126	(3.0)
Other Receivables and Assets	175,904	157,640	151,175	12.7	12.1	11.7	18,264	11.6	6,465	4.3
Permanent Assets	**29,283**	**30,435**	**31,286**	**2.1**	**2.3**	**2.4**	**(1,152)**	**(3.8)**	**(851)**	**(2.7)**
Investments	2,192	2,182	1,778	0.2	0.2	0.1	10	0.5	404	22.7
Premises and equipment and leased assets	8,382	7,949	7,965	0.6	0.6	0.6	433	5.4	(16)	(0.2)
Intangible assets	18,709	20,304	21,543	1.3	1.6	1.7	(1,595)	(7.9)	(1,239)	(5.8)
Total	**1,386,010**	**1,298,328**	**1,293,559**	**100.0**	**100.0**	**100.0**	**87,682**	**6.8**	**4,769**	**0.4**
Liabilities										
Current and long-term liabilities	**1,262,743**	**1,185,764**	**1,191,094**	**91.1**	**91.3**	**92.1**	**76,979**	**6.5**	**(5,330)**	**(0.4)**
Deposits	342,879	265,278	234,214	24.7	20.4	18.1	77,601	29.3	31,064	13.3
Securities sold under agreements to repurchase	281,897	313,562	349,070	20.3	24.2	27.0	(31,665)	(10.1)	(35,508)	(10.2)
Funds from issuance of securities	147,721	135,011	150,807	10.7	10.4	11.7	12,710	9.4	(15,796)	(10.5)
Interbank and interdepartmental accounts	26,332	30,034	19,583	1.9	2.3	1.5	(3,702)	(12.3)	10,451	53.4
Borrowing and on-lending	56,659	51,669	58,197	4.1	4.0	4.5	4,990	9.7	(6,528)	(11.2)
Derivative financial instruments	15,993	14,084	12,398	1.2	1.1	1.0	1,909	13.6	1,686	13.6
Provisions for insurance, pension plan and capitalization	258,755	246,653	223,342	18.7	19.0	17.3	12,102	4.9	23,311	10.4
Other Liabilities	132,507	129,473	143,483	9.6	10.0	11.1	3,034	2.3	(14,010)	(9.8)
Deferred income	**380**	**410**	**477**	**-**	**-**	**-**	**(30)**	**(7.3)**	**(67)**	**(14.0)**
Non-controlling interests in subsidiaries	**1,766**	**1,697**	**1,546**	**0.1**	**0.1**	**0.1**	**69**	**4.1**	**151**	**9.8**
Shareholders' equity	**121,121**	**110,457**	**100,442**	**8.7**	**8.5**	**7.8**	**10,664**	**9.7**	**10,015**	**10.0**
Total	**1,386,010**	**1,298,328**	**1,293,559**	**100.0**	**100.0**	**100.0**	**87,682**	**6.8**	**4,769**	**0.4**

In December 2018, the total assets reached R$1.386 trillion, showing an evolution of 6.8% in comparison to December 2017. This increase was driven by the growth of 6.2% of the Loan Operations and the increase of 3.7% in the available funds, cash and banks, short-term interbank investments and securities, which together represent 56.5% of the total assets.

The Loan Operations showed a positive performance in the comparative between December 2018 and 2017. In the loans allocated to individuals, with emphasis on operations related to consumer finance (personal loans, payroll-deductible loans, vehicles and credit card) and real estate financing. In legal entities, the highlight is for export financing and CDC/ Leasing operations. Between December 2017 and 2016, the reduction in operations was due to the reduction in operations with legal entities, which reflected mainly in the drop in operations abroad, of working capital and BNDES/Finame onlending; offset by the increase of loans to individuals that grew in the period, with emphasis on the products of payroll-deductible loans, real estate financing and CDC vehicles.

The balance of other loans and values and assets in the comparative between December 2018 and 2017 presented an evolution due to an increase in the balance of securities of accounts receivable, to the largest volume of operations with credit cards and taxes and contributions to offset. Between December 2017 and 2016, the evolution refers essentially to the increase in debtors for escrow deposits, taxes and contributions to offset and securities of accounts receivable.

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Complementary Information

The technical reserves for insurance, pension plans and capitalization showed growth, in the comparative between the balances for 2018, 2017 and 2016, mainly due to the increase in pension products, which grew by 4.6% between December 2018 and 2017 and 11.6% between the balances of 2017 and 2016. It should be noted our market share in the technical provisions for insurance, pension plans and capitalization that in 2018 was 25, 8% (November data).

The increase in the balance of other obligations, in the comparative between December 2018 and 2017, is related to the increase in the volume of subordinate debts and higher miscellaneous provisions for contingent liabilities. Between December 2017 and 2016, the reduction in the balance refers, substantially, to the reduction of operations with credit cards and the volume of subordinate debts, which showed a reduction of 4.6% in comparison to December 2016.

The main sources of funding (deposits, debentures, borrowing and onlending resources, funds from the issuing of bonds and subordinate debts), were discussed in item 10.1 d).

Statement of Recurring Income

During the periods, certain non-recurring events were recorded in our financial statements in order to allow a better understanding, comparability and analysis of our performance, we have adjusted our statement of income after excluding such events, thus resulting in what we refer to as statement of recurring income.

(1) In 2018 the following are composed, substantially, by impairment of: (i) software, in the amount of R$212 million; (ii) goodwill on investments, in the amount of R$59 million; (iii) real estate, in the amount of R$33 million; and (iv) hardware/equipment, in the amount of R$19 million;

(2) Provision fully reversed in accordance with SUSEP Circular No. 517/15 and its changes; and

(3) In addition to the contingent liabilities it included: in 2018: (i) tax incentives, in the amount of R$79 million; and (ii) program of debt settlement regarding municipal taxes (ISS, IPTU, ITBI, etc) in the city of Rio de Janeiro - "Concilia Rio", in the amount of R$40 million; in 2017: (i) special program of tax adjustment – PERT, in the amount of R$241 million; (ii) program of verticalized spread payment – PPI, in the amount of R$62 million; (iii) opening of capital (IPO) IRB, in the amount of R$149 million; (iv) reversal of tax provision related to pension contributions – Odontoprev, in the amount of R$101 million; and (v) regulatory adjustment in Cielo, in the amount of R$210 million; and in 2016: (i) gain on partial disposal of investments, in the amount of R$91 million; (ii) costs of migration/incorporation of HSBC Brasil, in the amount of R$104 million; (iii) single salary bonus, in the amount of R$191 million; (iv) impairment of shares, in the amount of R$77 million; and (v) technical provisions, in the amount of R$592 million.

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Complementary Information

We present below the financial information for the fiscal years 2018, 2017 and 2016. It should be noted that all the results, in 2016, were impacted by the effect of the consolidation of HSBC Brasil, which began in the third quarter of 2016. In addition, in the first quarter of 2018, the expenses with impairment of Financial Assets (operations with loan characteristics, in the expanded concept, in its majority composed of debentures) previously highlighted as an item of the Net Interest Income, were reclassified to the expense of “Expanded ALL”, which includes, in addition to the ALL expense, loan recovery and discounts granted. Now the expenses with impairment of Financial Assets without the characteristic of a loan, in the expanded concept, remained in the net interest income, specifically in the "Net Interest Income - Non Interest". For best effect of comparability, the periods of 2017 and 2016 were reclassified.

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Complementary Information

Our return on average shareholders’ equity (ROAE) has been growing and, in 2018, reached 19.0%. Our return on average assets also progressed, reaching 1.6% in 2018.

Our recurring net income in the comparative between 2018 and 2017 reflects the good performance of the operating income, which was driven by the behavior of expenditure with Expanded ALL, which showed a significant reduction of 29.6%, even considering the growth of the loan portfolio in the period. In addition, we highlight the positive performance of revenues from the provision of services and the results with insurance, pension and capitalization operations, in addition to the behavior of operating expenses, which demonstrated the good direction and control of our spending. We also highlight the evolution presented by the net interest income, which includes the positive effects of the increase of the average volume of business, mainly by the evolution of operations aimed at individuals and the best result of the mix of products.

Now in the comparative between 2017 and 2016, the growth observed was due to the good performance of revenues from the provision of services and the results with insurance, pension and capitalization operations, as well as the behavior of expenditure with Expanded ALL, which contributed to offset the increase in operating expenses (staff and administrative) in the period.

Next we will comment on the main factors that influenced our lines of results in the comparative of the last three fiscal years:

Net Interest Income

In 2018, the performance of net interest income was impacted by the following factors:

o   Credit Intermediation – the performance includes the positive effects of the average business volume increase, mainly because of the improvement of operations to individuals and the better results of the products’ mix. These effects were impacted by the lower average spread, due to the higher competitive market dynamics.

o   Insurance – the performance showed is largely due to the movement of the price indexes (IGP-M and IPCA), besides, it reflects the behavior of the interest rates.

o   ALM / Other – the growth in the period is due to the gains of the operations of the treasury in the management of proprietary positions of assets/liabilities (ALM), highlighting the highest result of the fixed holdings and the expense reduction with certain funding operations.

In 2017, the net interest income decreased compared to 2016, reflecting the lower results obtained with the "Credit Intermediation" and "Insurance" margins, offset by the higher margins with "ALM / Others". Also worthy of note is the impact of the consolidation of HSBC Brasil, which began in the third quarter of 2016.

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Complementary Information

Expanded ALL

In the comparative between 2018 and 2017, the strong decrease in the ALL expense (Expanded) is related to the quality improvement of the loan portfolio, a reflection of a better of procedures for loan concession and recovery and the quality of new yields, in addition to lower expenses with impairment of financial assets.

Now in the comparative between 2017 and 2016, the expense declined due to the strengthening of the policy and procedures for loan concession and of the quality of guarantees obtained, by the results of the improvement of the processes of loan recovery, which contributed to higher revenues from loan recovery in the period and by the improvement of the economic environment, with the reduction of the delinquency indicators. These factors contributed to offset the higher costs with impairment of financial assets in the period.

Income from insurance, pension plans and capitalization bonds

In the comparative between 2018 and 2017, the evolution reflects the improvement of the expense and claims ratios, highlighting the segments of "Health", "Life and Pension" and "Auto P&C". It is important to note that by the end of December 2018 the Liability Adequacy Test (TAP) did not have any effect on the result, since the higher value of securities held to maturity was greater than the need to complement the provision, according to Susep Circular No. 543/16.

In 2017, there was a growth in the income from insurance, pension and capitalization in relation to the previous year, due to the increase of 6.8% in revenues, reflecting mainly the performance of the products of "Life and Pension" (8.7%), "Health" (6.9%), and "Capitalization" (3.2%).

Fee and commission income

In 2018, the fee and commission income evolved in all of the lines, with emphasis on current accounts, cards, fund management, consortium, loan operations, and custody and brokerage. We highlight that the increase observed of the revenues derives from the largest volume of operations, driven by a greater supply of products and services, widely available in digital and traditional channels. The results also show signs of constant improvements in the management of the products and services portfolio, as well as with benefits of the process of segmentation of clients and the gains of synergies obtained with the incorporation of HSBC Brasil.

In the comparative between 2017 and 2016, the growth resulted from the increase in the volume of transactions, reflection of the advance of the process of segmenting customers, which generated a greater offer of products and services in the various service channels and the consolidation of HSBC Brasil, which occurred from the third quarter of 2016. This result was due to the good performance of the activity of cards, the result of the increase of the financial volume transacted and the higher number of transactions carried out; in addition to the evolution of revenues with: current accounts, fund management, management of consortium, collection, loan operations and custody services and brokerage.

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Complementary Information

Personnel expenses

In 2018, even considering the effects of the collective bargaining agreement for 2018/2019 (readjustment of 5%), the increase of expenditure with PLR and labor proceedings, our personnel costs evolved below inflation ratios, in relation to 2017.

In the comparative between 2017 and 2016, there was a growth in expenses justified by an increase in structural expenditure with earnings, social contributions and benefits, which were impacted by the effect of the consolidation of HSBC Brasil, which occurred from the third quarter of 2016 and by the increase of the wage levels, according to the collective bargaining agreements of 2016/2017; in addition to higher expenses with provision for labor proceedings.

It is worth noting that in July 2017, the Special Voluntary Dismissal Plan (PDVE) was launched, to which employees from the Organization who met the requirements set out in the regulation of the respective plan could join. The deadline for joining the plan expired at the end of August 2017, with the voluntary joining of 7,400 employees, with a total cost of R$2.3 billion.

Administrative expenses

The increase in administrative expenses in 2018 stems from the growth in the volume of business and services, from higher expenses with advertising and publicity, arising out of the institutional positioning, and higher investments in technology, which impacted the expenses of depreciation and amortization. The expenditure had positive performance, mainly if we consider the inflation of the period, which highlights the efficient management in channeling expenses, in addition to the synergy gains arising from the incorporation of HSBC Brasil and the strategy for optimization of points of service.

In 2017, the expenditure increased, reflecting the increase of expenditure incurred by the growth in the volume of business and services in the period; by the effect of the consolidation of HSBC Brasil, which occurred from the third quarter of 2016; and by contractual adjustments. It is important to note that the expenditure incurred during 2017 includes the effects of gains in scale and synergies arising from the incorporation and integration of the activities of HSBC Brasil, which occurred in October 2016.

Other operating income / expenses

The increase in expenditure in the comparative between 2018 and 2017 reflects the higher constitutions of provisions for fiscal risks and higher expenses with the marketing of cards, justified by higher variable expenses related to compensation for the performance of strategic partnerships.

In the fiscal year of 2017, other operating expenses net of revenue recorded an increase in comparison to the previous year, mainly reflecting the effect of the consolidation of HSBC Brasil, which occurred from the third quarter of 2016.

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Complementary Information

10.2 – Operating and Financial Income

Officers should comment:

a)      results of issuer’s operations, in particular:

i) description of any major components of revenue

Below we highlight our principal operating income:

Loan and Leasing Operations

The reductions observed in the comparative periods, reflect major competitive dynamics of the market, which impacted the average balance of loan operations, as well as the mix of the loan portfolio.

Income from securities, derivatives and foreign exchange operations

The result of operations with securities, derivatives and foreign exchange had a reduction in the comparative between 2018 and 2017, due to the lower volumes of interbank investments, reflecting the decreased of income, as well as lower interest rates between the periods.

In the comparative between 2017 and 2016, the reduction occurred mainly by the decrease in operations with fixed income securities, it was offset by the increase in the income from operations of foreign exchange, a reflection, largely, of the positive exchange rate variation of 1.5% in the period.

Financial income from insurance, pension plans and capitalization bonds

In the comparative between 2018, 2017 and 2016, the financial result of insurance, pension and capitalization declined, reflecting the behavior of interest rates in the period.

Revenue from reserve requirement

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Complementary Information

In the comparative between the balances for 2018, 2017 and 2016, the reduction in revenue, was due, largely, to the reduction of the Selic rate in the periods, which was of 6.50% in 2018, 7.00% in 2017 and 13.75% in 2016.

Earnings with Retained Premiums from Insurance, Pension Plans and Capitalization and Revenues from Provision of Services

Regarding the variations in income from insurance retained premiums, pension plans and capitalization and banking services fees, the related comments are included in item 10.1.h.

ii) factors that materially affected the operating results

Officers report that no factors have occurred that might significantly affect the Company’s operating results in the last three fiscal years other than those described in items 10.1.a; 10.1.h and 10.2.a.i.

b)      variations in income from price changes, foreign exchange rates, inflation, changes in volumes and introduction of new products and services

Officers report that there were no significant variations in the issuer’s financial income or revenues attributable to changing prices of our main inputs and products, exchange rates, inflation, altered volumes or the introduction of new products and services for the years 2018, 2017and 2016.

c)      impact of inflation, variation of prices of main inputs and products, and foreign exchange and interest rates on the issuer’s operating income and financial income, when relevant

During the periods of high interest rates, our financial income increases because the interest rates on our interest-earning assets are higher too. At the same time, we incur higher financial expenses since interest rates on interest-bearing liabilities are also higher. Changes in volumes of our assets and liabilities that incur interest also affect our revenues and expenses. For example, an increase in our interest income attributable to higher interest rates may be impacted by a reduction in the volume of our outstanding loans.

Moreover, when the Brazilian Real depreciates, we incur: (i) losses on our liabilities denominated in or indexed to foreign currency, such as our long-term debt denominated in US dollar and foreign currency borrowings, in such a way that the cost in Reais of the relative financial expense increases; and (ii) gains in our assets denominated in and/or indexed to foreign currency, such as our securities and loan operations indexed to the US dollar, when the revenue from these assets measured in Reais increases. Conversely, when the Brazilian Real appreciates, we incur: (i) losses on our assets denominated in and/or indexed to foreign currencies; and (ii) gains on our liabilities denominated in or indexed to foreign currency.

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Complementary Information

10.3 – Events with Significant Effects (occurred and expected) on Financial Statements

Officers should comment on material effects that the events below have caused or are expected to cause for the issuer’s financial statements and results:

a)                 introduction or sale of operating segment

No operational segment was introduced or sold in the period.

b)                 creation, acquisition or sale of equity interest

On December 31, 2018, Bradesco and the Fidelity Group concluded the termination of its joint venture in Fidelity Processadora S.A. ("Processing Company"), whereby Bradesco will be the sole shareholder of the Processing Company, whose shareholders’ equity is composed exclusively of the assets and liabilities relating to the provision of credit card processing services to the Bradesco Organization. The operation (a) aims to reduce the costs of processing and the increase in the efficiency of the credit card business; (b) will not have any impact on the activities and clients of Bradesco; and (c) did not involve any financial values. The parties, Bradesco and Fidelity Group, will also maintain their association in Fidelity Serviços S.A., a company that provides call center services, collection, fraud prevention, support and other related services.

On October 2, 2018, Bradesco entered into a strategic partnership with RCB Investimentos S.A., one of the leading companies in the credit management and recovery market in Brazil, after acquiring 65% of its shares. Bradesco expects to add more efficiency to its credit recovery process, as well as actively participate in the credit acquisition market for recovery.

On July 20, 2018, Odontoprev, a subsidiary of Bradesco Saúde S.A., informed the Market about the proposed acquisition of 100% of the share capital of Odonto System Planos Odontológicos Ltda., a company with head offices in Fortaleza/ Ceará, for the amount of R$201,637 thousand, in addition to this amount, the acquisition foresees a variable price for the future, related the achievement of the future targets of growth of the EBITDA for Odonto System of 2018 and 2019. This transaction was approved, with no restrictions, by the Agência Nacional de Saúde Suplementar – ANS (National Supplementary Health Agency), Central Bank of Brazil – BACEN and Administrative Council for Economic Defense – CADE. The transaction was approved by the shareholders of the Company, in Shareholders’ Meeting held on August 6, 2018.

c)      unusual event or operations

In the period, there were no unusual events or transactions involving the issuer, other than the extraordinary events stated in items 10.1.a and 10.1.h, which caused or are expected to cause significant impacts on its results.

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Complementary Information

10.4 – Significant Changes in Accounting Practices – Reservation and Emphases in the Auditor’s Opinion

Officers should comment:

a)   significant changes in accounting practices

Officers report that no significant changes were made to the accounting practices that Bradesco uses in the years ended December 31, 20178, 2017 and 2016.

b)   significant effects of changes in accounting practices

Officers highlight that, although there have been no significant changes in accounting practices of Bradesco, it is noteworthy that, unlike the other publically-traded companies that are already using all of the “CPCs”, financial institutions use nine of the technical accounting standards issued by Brazil’s Accounting Standards Committee (CPC), that were approved by the National Monetary Council (CMN). The other CPC statements, interpretations and guidelines will only be applicable to financial institutions after approval by the National Monetary Council.

It is currently not possible to estimate when National Monetary Council will approve the other CPC accounting statements or if their adoption will be prospectively or retrospectively.

Below is a list of the nine CPC accounting statements approved by the National Monetary Council:

  Resolution No. 3,566/08 – Asset impairment (CPC 01);
  Resolution No. 3,604/08 – Statement of cash flows (CPC 03);
  Resolution No. 3,750/09 – Related party disclosures (CPC 05);
  Resolution No. 3,823/09 – Provisions, contingent liabilities and contingent assets (CPC 25);
  Resolution No. 3,973/11 – Subsequent events (CPC 24);
  Resolution No. 3,989/11 – Share-based payment (CPC 10-R1);
  Resolution No. 4,007/11 – Accounting policies, changes in accounting estimates and errors (CPC 23);
  Resolution No. 4,144/12 – Basic conceptual pronouncement (R1); and
  Resolution No. 4,424/15 – Benefits to Employees (CPC 33-R1).

c)    Reservations and emphases in the auditor’s report

There were no disclaimers and emphases on the independent auditors’ report.

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Complementary Information

10.5 - Critical Accounting Policies

Officers should indicate and comment on the critical accounting policies adopted by the issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests.

            Bradesco has disclosed critical risk factors and accounting policies, in conformity with the best international transparency and Corporate Governance practices, in relation to possible political and economic situations in the domestic and foreign markets, which may directly impact the day-to-day of operations and, accordingly, the Bank’s financial position.

            Our Officers believe that Bradesco’s results are subject to accounting policies, assumptions and estimates. It is Management’s responsibility to adopt fair accounting practices, in addition to using judgment while carrying out reasonable and conservative estimates to be used in the preparation of financial statements.

            Regarding materiality, the items below describe the accounting policies deemed as critical, as well as the areas demanding better judgment or involving a high complexity level, which may affect our financial position and the result of our operations. The accounting estimates we carry out in this context cause us to make assumptions on issues involving uncertainties. In each case, if our estimates are not confirmed, in the comparison with effective results, there may be significant impacts on our financial situation or the results of our operations.

Allowance for loan losses

            The allowance for loan losses is calculated in an amount sufficient to cover possible losses and take into account the rules and instructions issued by National Monetary Council and Central Bank of Brazil, together with the appraisals carried out by Management upon calculation of credit risks.

            At the end of each period, the allowance for loan losses is adjusted based on the analysis of our portfolio, including the estimate of losses in loan and leasing operations and other operations with credit characteristics.

            In view of its nature, the definition of the allowance for loan losses requires us to make judgments and assumptions related to our portfolios, both on individual and product-specific portfolio bases. Whenever we reassess the portfolio as a whole, a number of factors may affect the probable losses, including which methodology we will adopt for measuring the historical delinquency rates and which historical period we will take into account to carry out such measurements. Other factors that may affect our judgment to set the amount regarding the allowance for loan losses include as follows:

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Complementary Information

•         Brazilian general economic conditions and relevant conditions in the sector;

•         previous experience with the debtor or the relevant economy sector, including the recent experience of losses;

•         credit quality trends;

•         values loan securities;

•         volume, composition and growth of our portfolio;

•         the Brazilian government’s monetary policy; and

•         any delays in receiving information necessary to evaluate operations or confirm existing impairment.

            We use models to help the analysis of our portfolios and define the required amount of the provision for losses. We use statistical factors to show losses and other risk indicators for groups of loans with similar risk characteristics to achieve an estimate of losses incurred by the portfolio. Although our models are often reviewed and improved, by their nature, they depend on our judgments made in relation to information and/or forecasts we receive. In addition, the Brazilian economy’s volatility may lead to greater uncertainty in our models than one would expect in more stable macroeconomic environments. Therefore, our provision for doubtful debt may not be indicative of actual future losses.

            The process to calculate the level of provision for doubtful debt requires a high judgment level. It is possible that others, taking into account the same information, may at any time reach reasonably different conclusions.

Classification of Securities and Derivatives

            Securities are classified into three categories: for trading, available for sale, and held to maturity. The classification under these categories is based on the Management’s intent of keeping or selling such securities. The accounting treatment to the securities we hold is dependent on how they are classified. Changes in the economic environment may alter our strategy in relation to a particular security, which would require a transfer between categories.

Evaluation of Securities and Derivatives

            Financial instruments and derivatives recorded at fair value in our financial statements basically include securities classified as: (i) for trading; (ii) available for sale; and (iii) other trading assets, including derivatives. The fair value is defined as the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a transaction not enforced among market participants on the date of measurement.

            We estimate the fair value by using the market prices, as available. We note that the price may be affected by the volume of shares transacted, and may also fail to reflect the “control premiums” under share agreements with shareholders, which holds significant investments. However, the Management believes that market prices are the best indicators of fair value.

            At the determination of the fair value, when market prices are not available, the Management’s judgment is made, as models depend on our judgment of weight assignable to different factors and the quality of information received. The factors used in these models include quotations by distributors, pricing models, prices of instruments with similar characteristics and discounted cash flows. Model-based pricing also uses information on interest rates, foreign exchange rates and volatility of options, whenever significant and available. Such as reliable market data while estimating the impact of keeping a large position is generally limited. We use likewise our judgment for estimating prices whenever there is no external parameter. If we make inaccurate assumptions or the model itself makes inaccurate correlations or assumptions, the amount of income or loss recorded for a specific asset or liability may be incorrect. Judgment should also determines whether a reduction in the fair value below the updated cost of a held-to-maturity or an available-for-sale security is not temporary, so that it would demand the possible recognition of impairment of the updated cost and that we may record this reduction as an expense. At that evaluation, if any devaluation is not temporary, the Management will decide which historic period should be considered and how severally a loss may be provisioned for.

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Complementary Information

            These appraisal methods may lead Bradesco to have different results should the assumptions and estimates used fail to subsequently become real.

Deferred Income and Social Contribution Taxes

            The value determination of income tax and social contribution is complex, and therefore our evaluation is based on the analysis of our deferred fiscal assets and liabilities and income tax and social contribution payable. In general, the evaluation requires us to estimate the future amounts of deferred fiscal assets and income tax and social contribution payable. Evaluating the possibility of any deferred fiscal assets to be realized is subjective and involves uncertain evaluations and assumptions. Realization of deferred fiscal assets is subject to changes to future fiscal rates and the development of our tax planning strategies. Evaluations and assumptions may change over time as a result of unforeseen events or circumstances, thereby changing our initial judgment during the definition of our tax liabilities.

            We continuously monitor and evaluate the impact of new tax laws on our liabilities, as well as new events likely to affect the evaluations and assumptions of our analysis of the possibility of deferred fiscal assets realization.

            A significant judgment is required for the determination of the probability of a position on income tax and social contribution be sustained even after the result of any legal or administrative proceedings, on the basis of technical merits. An additional judgment is then required to determine the amount of benefit eligible to be recognized in our consolidated financial statements.

Impairment

The balances of securities classified as available-for-sale and held to maturity, in addition to non-financial assets (except for deferred tax credits), are reassessed at least on a yearly basis, to determine where there is any indication of impairment. When a loss is identified, we recognize an expense in income for the year. This occurs when the carrying amount of the asset exceeds its recoverable value.

We use a number of judgments to calculate the recoverable value, and accordingly we estimate the value of the most variable assets subject to impairment testing.

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Complementary Information

Technical provisions for insurance, pension plan and capitalization

Technical reserves are liabilities representing estimates of amounts to be due on the future to our customers, stakeholders of pension plans, insured parties or their beneficiaries. The actuarial assumptions are based on our experience, and are periodically reviewed in relation to sector standards to assure actuarial credibility. Significant changes in the experiences or scenarios may compel us to establish a provision for expected future losses on a product, establishing complementary provisions for premiums of insurance and contributions of pension plans. These provisions are set forth in short- or long-term agreements to forecast expected future losses.

For insurance, the calculations are performed using datas on mortality rates, incapacity, expiry date, investment performance, inflation, expenses, and others. For long-term insurance agreements, when the actuarial assumptions in a specific policy or group of policies are fulfilled, they will not be changed during the validity time

For pension plans, future benefits to be paid to participants or their beneficiaries include retirement, pension and redemptions, with actuarial hypotheses that take into account factors such as survivorship, interest rates, and disability, among others.

For capitalization bonds operations, future payments to our customers include provisions for prize draws and redemptions. These are calculated over par security values and adjusted for inflation.

Accounting provisions and contingent liabilities

We established accounting provisions recorded based the opinion of legal counsel, the nature of the lawsuits, similarity with previous proceedings, complexity and positioning of the courts, whenever the loss is deemed probable, which would cause a potential outflow of funds to settle the obligation, and when amounts can be reliably measured.

Contingent liabilities classified as possible losses are not recorded as liabilities in the financial statements and must only be stated in notes, when individually relevant, whereas the liabilities classified as remote losses do not require provisions or statements.

We continuously monitor lawsuits in progress in order to evaluate, among other things: (i) the nature and complexity thereof; (ii) the development of the proceedings; (iii) the opinion of our legal advisors; and (iv) our experience with similar cases. Upon determining whether a loss is likely to occur and estimating its value, we also consider:

a)      the probability of loss derived from claims occurred on or before the date of financial statements, which were identified by us after the date of such statements but before their publication; and

b)      the need to disclose claims or events occurred after the date of financial statements, but before their publication.

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Complementary Information

10.6 – Material Items not shown in Financial Statements

Officers should describe material items not shown in the issuer’s financial statements, and state:

a)                 assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as:

(i) operating leases, assets and liabilities; (ii) written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities; (iii) agreements for the future purchase and sale of products or services; (iv) agreements for constructions in progress; and (v) agreements for future receipt of financing:

There are no relevant items that have not been evidenced in the financial statements.

b)   other items omitted from the financial statements

Below, we present the values that represent the total risk of off-balance sheet items:

The commitments of the credit values include limits for authorization of credit card, personal credit, real estate financing, conta garantida (guaranteed account) and overdraft. Such values consist basically in the credit operations contracted, not yet released, and limits not yet used by clients.

The guarantees offered are conditional commitments of loans issued to guarantee the performance of a client before a third party. According to these guarantees, generally, we have the right of recourse against the client to recover any amounts paid. In addition, we retain resources in cash or other guarantees of high liquidity to ensure these commitments. These operations, relate, in their vast majority, to operations of sureties and guarantees carried out with Corporate clients.

The letters of credit (credits opened for imports) are undertakings issued to guarantee the performance of a customer to a third party. We issue business letters of credit to enable foreign trade transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions by the shipment of products. The contracts are subject to the same credit assessments applied in other credit concessions.

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Complementary Information

10.7 – Comments on Material Items not shown in Financial Statements

In relation to each of the items omitted from the financial statements referred to in item 10.6, the Officers should comment:

a)                 how such items change or may eventually change revenues, expenses, operating result, financial expenses or other items of the issuer’s financial statements

As described in item 10.6, we inform that, with regard to the guarantees provided and the letters of credit for import, the issuer receives a rate or a commission for the operation that sensitizes the revenue and consequently the operating income. If a problem occurs related to the capacity of a client making a payment, there may be the need for the constitution of provisions. Now regarding the commitments of credit values to be released, there will be only impact on the lines of income, if clients use these lines of credit.

b)                 nature and purpose of operation

Information mentioned in item 10.6.

c)                  nature and amount of obligations and rights generated for the issuer under the operation

Information mentioned in item 10.6.

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Complementary Information

10.8 – Business Plan

Officers should state and comment the principal elements of the issuer’s business, specifically exploring the following topics:

a)                 investments, including: (i) quantitative and qualitative description of the investments in progress and expected investments; (ii) sources of investment financing; (iii) relevant divestitures in progress and expected divestitures.

As a necessary condition for the continued growth, we are investing in Information Technology (IT), and as a source of funding, we use our own working capital, which is represented by the shareholders’ equity.

The following table shows the total amount invested over the last three years, including infrastructure (facilities, furniture and fixtures):

b)                 if already disclosed, the acquisition of plants, equipment, patents or other assets likely to materially influence the issuer’s production capacity should be indicated

No acquisitions of plant, equipment, patents or other assets that are likely to materially affect our production capacity have been disclosed.

c)                  new products and services, indicating: (i) description of the research in progress that has already been disclosed; (ii) total amounts spent by the issuer in research for the development of new products and services; (iii) projects in progress that have already been disclosed; (iv) total amounts spent by the issuer in the development of new products and services

There are no new significant products and services, individually.

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Complementary Information

10.9 – Other Factors with Relevant Influence

Comment on other factors materially affecting operational performance that have not been identified or commented in the other items in this section:

There are no other factors that could materially affect our operational performance that have not been mentioned in this section.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 11, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.